**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**



# FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule l4d-l(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 10l(b)(8) [X ]



Note: Regulation S-T Rule l0l(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

**Covalon Technologies Inc.**

(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable))



Ontario

(Jurisdiction of Subject Company's Incorporation or Organization)

Seder Capital Corp.

(Name of Person(s) Furnishing Form)

Common Stock, Convertible Debentures and Warrants

(Title of Class of Subject Securities)

(CUSIP Number of Class of Securities (if applicable))

**PART IV - SIGNATURES**

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

______________________________
(signature)

______________________________
G. Michael Newman
President and Chief Executive Officer

Nov 15, 2004
(Date)

James Berns, Esq., Berns & Berns,
1270 Avenue of the Americas, New York, NY 10020
(212) 332-3320

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 15 , 2004

(Date Tender Offer/Rights Offering Commenced)

## PART I - INFORMATION SENT TO SECURITY HOLDERS

### Item 1 - Title of Offering Circular

"SEDER CAPITAL CORP. Offer to Purchase all of the Common Shares, Convertible Debentures, Warrants, Series II Warrants and Options of COVALON TECHNOLOGIES INC. on the basis of 2.2 Common Shares of Seder Capital Corp. for each Common Share of Covalon Technologies Inc., 3384.6 Common Shares and 769.2 Seder Series II Warrants of Seder Capital Corp. for each $1,000 principal amount of Convertible Debentures of Covalon Technologies Inc., One Warrant of Seder Capital Corp. for each Warrant of Covalon Technologies Inc. surrendered, One Series II Warrant of Seder Capital Corp. for each Series II Warrant of Covalon Technologies Inc. surrendered and One Option of Seder Capital Corp. for each Option of Covalon Technologies Inc. surrendered"

### Item 2 - Informational Legends

On page (i) of Item 1 above.

## PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

## PART III - CONSENT TO SERVICE OF PROCESS

Being filed concurrently.

# SEDER CAPITAL CORP.

## OFFER TO PURCHASE

**all of the Common Shares, Convertible Debentures, Warrants, Series II Warrants and Options of**

# COVALON TECHNOLOGIES INC.

**on the basis of**

**2.2 Common Shares of Seder Capital Corp.**

**for each Common Share of**

**Covalon Technologies Inc. tendered,**

**3384.6 Common Shares and 769.2 Seder Series II Warrants of Seder Capital Corp.**

**for each $1,000 Principal Amount of**

**Convertible Debentures of Covalon Technologies Inc. tendered,**

**One Warrant of Seder Capital Corp.**

**for each Warrant of Covalon Technologies Inc. surrendered,**

**One Series II Warrant of Seder Capital Corp.**

**for each Series II Warrant of Covalon Technologies Inc. surrendered and**

**One Option of Seder Capital Corp.**

**for each Option of Covalon Technologies Inc. surrendered.**

The Board of Directors of Covalon Technologies Inc. unanimously recommends that securityholders of Covalon accept the Offer and tender their Common Shares, Convertible Debentures, Warrants, Series II Warrants and Options to the Offer prior to the Closing Date. For further information, refer to the Directors' Circular.

**Dated November 15, 2004**

## TABLE OF CONTENTS



## INFORMATION FOR UNITED STATES SECURITYHOLDERS

This Offer is made for the securities of a foreign company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under United States federal securities laws, since Seder is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a United States court's judgment.

## SECURITIES EXCHANGE OFFER

### 1. The Offer

This offer (the "Offer") by Seder Capital Corp. ("Seder") is an offer to purchase all of the outstanding common shares ("Covalon Shares") of Covalon Technologies Inc. ("Covalon") in exchange for common shares of Seder ("Seder Shares") and all of the outstanding convertible debentures ("Covalon Convertible Debentures") of Covalon in exchange for Seder Shares and Seder Series II Warrants (as hereinafter defined), and to exchange all of the outstanding warrants to acquire Covalon Shares ("Covalon Warrants") for warrants to acquire Seder Shares ("Seder Warrants"), to exchange all of the outstanding Series II warrants to acquire Covalon Shares ("Covalon Series II Warrants") for Series II warrants to acquire Seder Shares ("Seder Series II Warrants") and to exchange all of the outstanding options to acquire Covalon Shares ("Covalon Options") for options to acquire Seder Shares ("Seder Options") (collectively, the "Securities Exchange"), all in accordance with the terms and conditions set out in the Acquisition Agreement dated November 5, 2004 between Seder and Covalon (the "Acquisition Agreement").

The Offer will be open for acceptance until 12:00 midnight (Toronto time) on December 20, 2004, unless varied, withdrawn or extended, but in any event not less than thirty-five days from the date of this Offer. The closing date for the Securities Exchange is scheduled to occur on December 21, 2004, unless extended by mutual agreement but in any event no later than February 15, 2005 (the "Closing Date"). Where the terms of the Offer are varied, the Offer shall not expire before 10 days after the notice of variation in respect of such variation has been given to the Covalon Securityholders (as hereinafter defined) unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian securities regulatory authorities. The Covalon Shares, Covalon Convertible Debentures, Covalon Warrants, Covalon Series II Warrants and Covalon Options are collectively referred to herein as the "Covalon Securities" and the holders thereof are collectively referred to herein as the "Covalon Securityholders". Each holder of Covalon Shares will receive 2.2 Seder Shares for each Covalon Share tendered and each holder of Covalon Convertible Debentures will receive 3384.6 Seder Shares and 769.2 Seder Series II Warrants for each $1,000 principal amount of Covalon Convertible Debentures tendered. The terms of the Seder Warrants will be substantially equivalent to the Covalon Warrants, the terms of the Seder Series II Warrants will be substantially equivalent to the Covalon Series II Warrants and the terms of the Seder Options will be substantially equivalent to the Covalon Options, except in each case, in respect of the number of Seder Shares to which a holder is entitled upon exercise, which will be modified to give effect to the Securities Exchange.

The Acquisition Agreement provides that the Offer is conditional upon, among other things, the following conditions in favour of Covalon:

- any and all regulatory approvals, notifications or consents, including without limitation, the conditional acceptance by the TSX Venture Exchange (the "Exchange") of the Securities Exchange as Seder's Qualifying Transaction (as defined in Exchange Policy 2.4), and including the giving of notice to the Exchange, (which notice and the transactions herein provided for have not been objected to by the Exchange), confirmation by the Exchange of continued listing of Seder, subject to the filing of appropriate documents, compliance with regulatory requirements in Ontario, British Columbia and Alberta and any and all material third party consents or waivers required to complete the transactions contemplated by the Acquisition Agreement, shall have been obtained on terms satisfactory to Covalon and satisfactory evidence of same shall have been delivered to Covalon for review and approval;

- the Seder information circular in connection with its special meeting of shareholders to be held on or about December 17, 2004 shall contain a recommendation of Seder's board of directors that Seder shareholders vote in favour of each of the matters to be considered at a special meeting of Seder shareholders, which recommendation shall not have been revoked by Seder's board of directors;

- the representations and warranties of Seder contained in the Acquisition Agreement shall be true and correct in all material respects at the Closing Date;

- all of the terms, covenants and conditions of the Acquisition Agreement to be complied with or performed by Seder at or before the Closing Date shall have been complied with or performed in all material respects;

- there shall have been no material adverse changes in the condition (financial or otherwise), of the assets, liabilities, operations, earnings, or business of Seder since May 21, 2004 other than in respect of expenses and liabilities of Seder incurred or accrued in connection with completion of its initial public offering and the Qualifying Transaction;

- no legal or regulatory action or proceeding shall be pending or threatened in writing by any person to enjoin, restrict or prohibit the transactions contemplated by the Acquisition Agreement;

- the shareholders of Seder shall have authorized and approved at a special meeting duly and properly convened for the following purposes: (i) the change of name of Seder to Covalon Technologies Ltd.; (ii) the election of the directors proposed by Covalon; (iii) the appointment of BDO Dunwoody LLP as auditors of Seder; and (iv) the change in Seder's registered office;

- Seder and all of the directors and officers of Seder shall have entered into mutual releases in form and substance satisfactory to counsel to Covalon and Seder, acting reasonably;

- Seder shall deliver to Covalon on behalf of each applicable Covalon Securityholder who has tendered to the Securities Exchange pursuant to the terms of a securities exchange agreement (collectively the "Securities Exchange Agreements") and/or this Securities Exchange Take-Over Bid Circular, share certificates in form and content conforming to the requirements of the *Business Corporations Act* (Ontario), applicable securities laws and rules, by-laws and policies of the Exchange registered in the name of such Covalon Securityholder or as such holder may direct in writing and in accordance with applicable securities laws and the rules and policies of the Exchange, representing that number of Seder Shares to which such holder is entitled after giving effect to the Securities Exchange and shall deliver to Covalon on behalf of each applicable Covalon Securityholder who has tendered to the Securities Exchange pursuant to the terms of the Securities Exchange Agreements and/or the Seder Securities Exchange Take-Over Bid Circular, certificates evidencing the Seder Warrants, Seder Series II Warrants and Seder Options registered in the name of the Covalon Securityholder, or as such holder may direct in writing and in accordance with applicable securities laws and the rules and policies of the Exchange, representing that number of Seder Warrants, Seder Series II Warrants, or Seder Options, as applicable, to which such Covalon Securityholder is entitled after giving effect to the Securities Exchange;

- Seder shall have delivered to Covalon all of the documents, instruments and agreements listed in the Acquisition Agreement; and

- Covalon shall have completed its due diligence of Seder satisfactory to Covalon, acting reasonably.

The Acquisition Agreement also provides that the Offer is conditional upon, among other things, the following conditions in favour of Seder:

- any and all regulatory approvals, notifications or consents, including without limitation, the conditional acceptance by the Exchange of the Securities Exchange as Seder's Qualifying Transaction, and including the giving of notice to the Exchange, (which notice and the transactions herein provided for have not been objected to by the Exchange), confirmation by the Exchange of continued listing of Seder, subject to the filing of appropriate documents, compliance with regulatory requirements in Ontario, British Columbia and Alberta and any and all material third party consents or waivers required to complete the transactions contemplated by the Acquisition Agreement, shall have been obtained on terms satisfactory to Seder and satisfactory evidence of same shall have been delivered to Seder for review and approval;

- the Covalon directors' circular prepared in connection with this Offer shall include a recommendation of Covalon's board of directors that Covalon Securityholders tender their Covalon Securities to the take-over bid contemplated by this Offer, which recommendation shall not have been revoked by Covalon's board of directors;

- the representations and warranties of Covalon contained in the Acquisition Agreement shall be true and correct in all material respects at the Closing Date;

- the representations and warranties of the Covalon Securityholders contained in the Securities Exchange Agreements shall be true and correct in all material respects at the Closing Date;

- all of the terms, covenants and conditions of the Acquisition Agreement to be complied with or performed by Covalon or the Covalon Securityholders at or before the Closing Date shall have been complied with or performed in all material respects;

- there shall have been no material adverse changes in the condition (financial or otherwise) of the assets, liabilities, operations or earnings of Covalon or the Covalon business since September 30, 2004 other than liabilities incurred in the ordinary course of business or in connection with the Qualifying Transaction;

- no legal or regulatory action or proceeding shall be pending or threatened in writing by any person to enjoin, restrict or prohibit the transactions contemplated by the Acquisition Agreement;

- no event shall have occurred or condition or state of facts of any character shall have arisen or legislation (whether by statute, rule, regulation, by-law or otherwise) shall have been introduced which might reasonably be expected to have a material adverse effect upon the financial condition, or results of operations of Covalon;

- the shareholders of Seder shall have authorized and approved at a special meeting duly and properly convened for the following purposes, (i) the change of name of Seder to Covalon Technologies Ltd.; (ii) the election of the directors proposed by Covalon; (iii) the appointment of BDO Dunwoody LLP as auditors of Seder; and (iv) the change in Seder's registered office;

- Covalon Securityholders shall have executed Securities Exchange Agreements and tendered certificates representing at least 90% of the Covalon Shares, 90% of the principal amount of the Covalon Convertible Debentures and 90% of the aggregate number of the Covalon Warrants and Covalon Series II Warrants, duly endorsed in blank for transfer or accompanied by duly executed transfer powers;

- the Voting Agreement and the Pooling Agreement each dated August 24, 1999 among certain founding shareholders of Covalon shall have been terminated;

- Covalon shall have delivered to Seder all of the documents, instruments and agreements listed in the Acquisition Agreement;

- certain founding shareholders of Covalon shall have entered into a lock-up agreement (the "Founders' Lock-Up Agreement") with respect to their Covalon Shares and an escrow agreement (the "Founders' Escrow Agreement") with respect to the Seder Shares to be received by them in exchange for 5,100,000 of their Covalon Shares;

- the number of options to purchase Covalon Shares exercisable at $1.00 outstanding on the Closing Date shall be no more than 75,000;

- the number of options to purchase Covalon Shares exercisable at $2.00 outstanding on the Closing Date shall be no more than 250,000; and

- Seder shall have completed its due diligence of Covalon satisfactory to Seder, acting reasonably.

**2. Payment for Covalon Shares and Covalon Convertible Debentures and Exchange of Covalon Warrants, Covalon Series II Warrants and Covalon Options**

Subject to the terms and conditions described herein, each Covalon Securityholder will receive on the Closing Date, (i) 2.2 Seder Shares for each Covalon Share tendered to the Offer; (ii) 3384.6 Seder Shares and 769.2 Seder Series II Warrants for each $1,000 principal amount of Covalon Convertible Debentures tendered to the Offer; (iii) one Seder Warrant in exchange for each Covalon Warrant surrendered pursuant to the Offer; (iv) one Seder Series II Warrant in exchange for each Covalon Series II Warrant surrendered pursuant to the Offer; and (v) one Seder Option in exchange for each Covalon Option surrendered pursuant to the Offer. Certificates evidencing the Seder Shares, Seder Warrants, Seder Series II Warrants and Seder Options will be delivered to Covalon Securityholders as soon as practicable after the Closing Date. The obligation of Seder to complete the Offer is subject to the fulfillment and performance on, or prior to, the Closing Date, of the conditions in favour of Seder described herein. The obligation of Covalon to complete the transaction contemplated by the Acquisition Agreement is subject to the fulfillment and performance on, or prior to, the Closing Date, of the conditions in favour of Covalon described herein.

Covalon Securityholders who wish to tender their Covalon Securities to this Offer must deliver certificates evidencing their Covalon Shares, Covalon Convertible Debentures, Covalon Warrants, Covalon Series II Warrants and Covalon Options, as applicable, in each case duly endorsed in blank for transfer or accompanied by duly executed transfer powers, to Covalon Technologies Inc. 586 Spadina Avenue, Toronto, Ontario, M5S 2H2, Attention: Rosemary Siblall on or before 12:00 midnight (Toronto time) on December 20, 2004.

**3. Covalon Convertible Debentures**

Covalon will pay all interest on the Covalon Convertible Debentures accrued to the Closing Date to each holder of Covalon Convertible Debentures immediately prior to the Closing Date in cash, which interest will be delivered promptly after the Closing.

**4. Withdrawal Rights**

As of the date of this Offer, Covalon Securityholders holding 4,655,371 Covalon Shares, $1,012,059 principal amount of Covalon Convertible Debentures, 1,407,831 Covalon Warrants, 0 Covalon Series II Warrants and 350,000 Covalon Options have entered into Securities Exchange Agreements with Seder and Covalon whereby such Covalon Securityholders have agreed to irrevocably tender all of their Covalon Securities to the Offer pending completion of the Securities Exchange. In addition, Covalon Securityholders holding 5,579,136 Covalon Shares, 127,318 Covalon Warrants and 1,170,000 Covalon Options have agreed to irrevocably tender all such Covalon Securities to the Offer pending completion of the Securities Exchange pursuant to the Founders' Lock-up Agreement. Accordingly, as of the date hereof, an aggregate of 10,234,507 Covalon Shares (92.61% of the outstanding Covalon Shares), $1,012,059 principal amount of Covalon Convertible Debentures (75.69% of the outstanding principal amount of Covalon Convertible Debentures), 1,535,149 Covalon Warrants (97.15% of the outstanding Covalon Warrants), 0 Covalon Series II Warrants (0% of the outstanding Covalon Series II Warrants) and 1,520,000 Covalon Options (91.84% of the outstanding Covalon Options) have been irrevocably tendered to the Offer pursuant to the Securities Exchange Agreements and the Founders' Lock-Up Agreement. Certain of the

Covalon Options will be surrendered by the holders thereof prior to the Closing Date and will not form part of the Securities Exchange. All deposits of Covalon Securities pursuant to the Offer are irrevocable, provided that any Covalon Securities deposited in acceptance of the Offer (other than any Covalon Securities that are deposited pursuant to the Securities Exchange Agreements and the Founders' Lock-Up Agreement) may be withdrawn by the depositing Covalon Securityholder at any time before the date of completion of the Securities Exchange. In order to be effective, notice of withdrawal of Covalon Securities deposited must be given in a manner that provides Covalon with a written or printed copy and must be actually received by Covalon.

DATED this 15th day of November, 2004.

**SEDER CAPITAL CORP.**

By: "*G. Michael Newman*"
Name: G. Michael Newman
Title: President and Chief Executive Officer

## CIRCULAR

This Circular is provided in connection with the Offer. The terms, conditions and provisions of the accompanying Offer are incorporated into and form part of this Circular. Securityholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to the manner of payment and withdrawal rights.

## PURPOSE OF THE OFFER AND PLANS FOR COVALON

### Purpose of the Offer

The purpose of the Offer is to enable Seder to acquire all of the outstanding Covalon Shares in exchange for Seder Shares and all of the outstanding Covalon Convertible Debentures in exchange for Seder Shares and Seder Series II Warrants, and to exchange Seder Warrants, Seder Series II Warrants and Seder Options for all of the Covalon Warrants, Covalon Series II Warrants and Covalon Options surrendered.

If Seder takes up and pays for Covalon Shares and Covalon Convertible Debentures deposited pursuant to the Offer and exchanges Seder Warrants, Seder II Warrants and Seder Options for Covalon Warrants, Covalon Series II Warrants and Covalon Options surrendered, it is currently Seder's intention, to the extent permitted by applicable law, to seek to acquire all of the remaining Covalon Shares and Covalon Convertible Debentures and to exchange Seder Warrants, Seder Series II Warrants and Seder Options for all Covalon Warrants, Covalon Series II Warrants and Covalon Options not deposited under the Offer by a Subsequent Acquisition Transaction (as defined below). Seder will cause, to the extent permitted by applicable law, the Covalon Shares acquired pursuant to the Offer to be voted in favour of such a Subsequent Acquisition Transaction. If Seder takes up and pays for Covalon Shares and Covalon Convertible Debentures deposited under the Offer and exchanges Seder Warrants, Seder Series II Warrants and Seder Options for Covalon Warrants, Covalon Series II Warrants and Covalon Options surrendered, Seder may seek to cause a meeting of shareholders of Seder to be called to consider an amalgamation, plan of arrangement, capital reorganization or other transaction involving Covalon (a ''Subsequent Acquisition Transaction'') for the purpose of acquiring all Covalon Shares and Covalon Convertible Debentures not acquired by Seder pursuant to the Offer and exchanging Seder Warrants, Seder Series II Warrants and Seder Options for all Covalon Warrants, Covalon Series II Warrants and Covalon Options not surrendered pursuant to the Offer. Depending on the nature and structure of the Subsequent Acquisition Transaction, the Subsequent Acquisition Transaction may be a "related party transaction" pursuant to Rule 61-501 of the Ontario Securities Commission ("Rule 61-501"). Rule 61-501 provides that, unless exempted, a corporation proposing to carry out a related party transaction is required to comply with the valuation and minority approval requirements of Rule 61-501. Seder intends to rely on any exemptions available or to seek waivers pursuant to Rule 61-501 exempting Covalon and Seder, or one or more of its respective affiliates, as appropriate, from the valuation and minority approval requirements of Rule 61-501. In addition, depending on the structure of the Subsequent Acquisition Transaction, Covalon Securityholders may have appraisal rights in connection with the Subsequent Acquisition Transaction.

### Plans for Seder and Covalon

If the Offer is successful, Seder intends to: (i) change its name to Covalon Technologies Ltd.; (ii) elect the directors proposed by Covalon to the board of directors of Seder; (iii) appoint BDO Dunwoody LLP as auditors of Seder; (iv) change its registered office; and (iv) appoint the officers of Covalon as officers of Seder.

## THE OFFEROR

See the prospectus (the "Prospectus") dated July 27, 2004 of Seder, a copy of which is attached hereto as Schedule "A", for a description of Seder and its activities. Seder is a "capital pool company" whose business is to identify and complete a Qualifying Transaction and has no material assets or liabilities other than cash which was raised primarily by way of Seder's initial public offering completed on September 1, 2004. There has been no material change in the affairs of Seder since July 27, 2004, other than the completion of its initial public offering, the entering into of the binding letter of intent dated September 15, 2004 between Seder and Covalon (the "Letter of Intent") and the entering into of the Acquisition Agreement in respect of Seder's acquisition of Covalon and as set forth in Seder's financial statements for the period from Seder's incorporation on April 28, 2004 to October 31,

2004 attached to this Circular as Schedule "B". Additional information regarding Seder can be found on SEDAR at www.sedar.com. See the financial statements of Seder and Covalon, including *pro forma* financial statements giving effect to the transactions contemplated by the Acquisition Agreement (copies of which are attached hereto as Schedule "B"), for a description of the financial affairs of Seder and Covalon.

## MATERIAL CHANGES TO AFFAIRS OF COVALON

Other than the entering into by Covalon of the Acquisition Agreement, the Founders' Lock-Up Agreement, the Founders' Escrow Agreement and the Securities Exchange Agreements, Seder has no knowledge of any material changes in the affairs of Covalon since September 30, 2004. There is no material fact concerning the Covalon Securities that is known to Seder and not disclosed herein that would reasonably be expected to affect the decision of the Covalon Securityholders to accept or reject the Offer. Other than as set out herein, Covalon does not intend to make any material changes to its business after the Closing Date.

## OWNERSHIP OF COVALON SECURITIES

Neither Seder, nor any director or senior officer of Seder, beneficially owns, directly or indirectly, or controls or exercises direction over any securities of Covalon. To the knowledge of the directors and senior officers of Seder, after reasonable inquiry, no securities of Covalon are beneficially owned by, directly or indirectly, nor is control or direction over any securities of Covalon exercised by, any associate of any director or senior officer of Seder, any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Seder or by any person or company acting jointly or in concert with Seder. Based on information provided by Covalon to Seder, to the knowledge of Seder, there is no holder holding more than 10% of the Covalon Securities other than Biodel Systems Inc., Durimport Marine Limited and Smith, Vincent & Co. Ltd.

## TRADING IN COVALON SECURITIES

To the knowledge of the directors and senior officers of Seder, after reasonable inquiry, during the six-month period preceding the date of the Offer, no securities of Covalon have been traded by Seder or any director or senior officer of Seder or, by any associate of any director or senior officer of Seder, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Seder or by any person or company acting jointly or in concert with Seder.

## COMMITMENTS TO ACQUIRE COVALON SECURITIES

Except for the commitment to acquire the Covalon Securities pursuant to the Offer, no securities of Covalon are the subject of any arrangements, agreements, commitments or understandings to acquire any equity securities of Covalon made by Seder or its directors or senior officers and, to the knowledge of the directors and senior officers of Seder, after reasonable inquiry, no securities of Covalon are the subject of any arrangements, agreements, commitments or understandings to acquire any equity securities of Covalon made by any associate of any director or senior officer of Seder, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Seder or by any person or company acting jointly or in concert with Seder .

## TRADING IN COVALON SECURITIES AND SEDER SHARES

The Covalon Securities are not listed on any stock exchange or other market. Other than pursuant to the Offer, Seder does not intend to purchase any Covalon Securities prior to the Closing Date. The Seder Shares were listed on the Exchange on September 3, 2004. On September 15, 2004, the Exchange halted the trading of the Seder Shares. A press release announcing the proposed transaction was issued on September 15, 2004. A further press release describing the proposed transaction was issued on October 12, 2004. A further press release announcing the entering into of the Acquisition Agreement by Seder and Covalon was issued on November 10, 2004. Copies of such press releases can be found on SEDAR at www.sedar.com.

## ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

Other than as set out below, there are no arrangements, agreements, commitments or understandings made or proposed to be made between Seder and any of the directors or senior officers of Covalon and no payments or other benefits are proposed to be made or given by Seder by way of compensation for loss of office or to such directors or senior officers remaining in or retiring from office if the Offer is successful. Seder has agreed with Covalon that the officers of Covalon will become the officers of Seder and that in accordance with the terms of the Acquisition Agreement, Covalon will propose a slate of directors for Seder that includes Michael Aron, Frank DiCosmo, Gary German, William Jackson, Jacques Lemmetti and G. Michael Newman. G. Michael Newman is currently a director and officer of Seder.

## AGREEMENTS BETWEEN SEDER AND THE COVALON SECURITYHOLDERS

Pursuant to the Acquisition Agreement, Seder has agreed to acquire all of the Covalon Securities and thereby acquire the Covalon business. The Acquisition Agreement provides that Covalon will use its commercially reasonable efforts to deliver to Seder Securities Exchange Agreements executed by each Covalon Securityholder and Covalon whereby such Covalon Securityholder will agree to tender to Seder the Covalon Securities held by such Covalon Securityholder. The transaction contemplated by the Acquisition Agreement will be completed subject to the satisfaction of all the conditions set out in the Acquisition Agreement and described herein. As of the date of this Circular, Seder and Covalon have entered into Securities Exchange Agreements with Covalon Securityholders holding 4,655,371 Covalon Shares (42.12% of the outstanding Covalon Shares), $1,012,059 principal amount of Covalon Convertible Debentures (75.69% of the outstanding principal amount of Covalon Convertible Debentures), 1,407,831 Covalon Warrants (89.09% of the outstanding Covalon Warrants), 0 Covalon Series II Warrants (0% of the outstanding Covalon Series II Warrants) and 350,000 Covalon Options (21.15% of the outstanding Covalon Options). In addition, Covalon Securityholders holding 5,579,136 Covalon Shares (50.48% of the outstanding Covalon Shares), 127,318 Covalon Warrants (8.06% of the outstanding Covalon Warrants) and 1,170,000 Covalon Options (70.69% of the outstanding Covalon Options) have agreed to irrevocably tender all such Covalon Securities to the Offer pursuant to the Founders' Lock-Up Agreement pending completion of the Securities Exchange. Accordingly, as of the date hereof, an aggregate of 10,234,507 Covalon Shares (92.61% of the outstanding Covalon Shares), $1,012,059 principal amount of Covalon Convertible Debentures (75.69% of the outstanding principal amount of Covalon Convertible Debentures), 1,535,149 Covalon Warrants (97.15% of the outstanding Covalon Warrants), 0 Covalon Series II Warrants (0% of the outstanding Covalon Series II Warrants) and 1,520,000 Covalon Options (91.84% of the outstanding Covalon Options) have been irrevocably tendered to the Offer pursuant to the Securities Exchange Agreements and the Founders' Lock-Up Agreement. Certain of the Covalon Options will be surrendered by the holders thereof prior to the Closing Date and will not form part of the Securities Exchange.

Founders of Covalon have agreed to deposit 11,220,000 Seder Shares, once issued pursuant to the Securities Exchange, in escrow pursuant to the Founders' Escrow Agreement.

## NO SOLICITING AGENT

No person or company is being employed, retained or paid by Seder, or on behalf of Seder, to solicit the tendering of Covalon Securities in response to the Offer.

## STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides Covalon Securityholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is misrepresentation in a circular or notice that is required to be delivered to such Covalon Securityholders. However, such rights must be exercised within prescribed time limits. Covalon Securityholders should refer to the applicable provisions of the securities legislation of their province for particulars of those rights or consult with a lawyer.

## TAX MATTERS

Covalon Securityholders should consult their own tax advisors for advice with respect to the income tax consequences of the Securities Exchange and the disposition of the Covalon Securities, based on their particular circumstances.

## APPROVAL OF OFFER AND OFFERING CIRCULAR

The contents of the Offer and the Circular have been approved and the delivery to the Covalon Securityholders and the sending or delivery thereof have been authorized by the board of directors of Seder.

## APPROVAL AND CERTIFICATE

Dated: November 15, 2004

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

"*G. Michael Newman*"
G. MICHAEL NEWMAN
President and Chief Executive Officer

"*Brian Patrick Vallesi*"
BRIAN PATRICK VALLESI
Chief Financial Officer

On behalf of the Board of Directors

"*Michael Daniel Pecar*"
MICHAEL DANIEL PECAR
Director

"*Robert G. A. Macdonald*"
ROBERT G. A. MACDONALD
Director

AUDITORS' CONSENTS

**Schwartz Levitsky Feldman llp**
CHARTERED ACCOUNTANTS
TORONTO, MONTREAL, OTTAWA

SLF

## AUDITORS' CONSENT

We have read the takeover bid circular (the "Circular") of Seder Capital Corp. (the "Company") dated November 15, 2004 relating to the offer to purchase all of the Common Shares, Convertible Debentures, Warrants, Series II Warrants and Options of Covalon Technologies Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned Circular of our report to the directors of the Company on the balance sheet of the Company as at October 31, 2004 and the statements of operations and deficit and cash flows for the period from incorporation on April 28, 2004 to October 31, 2004. Our report is dated November 8, 2004.

Toronto, Ontario
November 15, 2004

Schwartz Levitsky Feldman LLP.
Chartered Accountants

1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel: 416 785 5353
Fax: 416 785 5663

BDO

**BDO Dunwoody LLP**
Chartered Accountants
and Advisors

Royal Bank Plaza
P.O. Box 32
Toronto, Ontario Canada M5J 2J8
Telephone: (416) 865-0200
Telefax: (416) 865-0887

# AUDITORS' CONSENT

We have read the takeover bid circular (the "Circular") of Seder Capital Corp. dated November 15, 2004 relating to the offer to purchase all of the Common Shares, Convertible Debentures, Warrants, Series II Warrants and Options of Covalon Technologies Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned Circular of our report to the directors of Covalon Technologies Inc. (the "Company") on the balance sheets of the Company as at September 30, 2004 and 2003 and the statements of operations and deficit and cash flows for each of the years in the three year period ended September 30, 2004. Our report is dated October 26, 2004 (except Note 10, which is as at November 10, 2004).

(signed) *"BDO DUNWOODY LLP"*

Chartered Accountants

Toronto, Ontario
November 15, 2004

SCHEDULE "A"

**Prospectus of Seder Capital Corp. dated July 27, 2004**

*This prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and, in such jurisdictions, only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.*

# PROSPECTUS

**INITIAL PUBLIC OFFERING** **July 27, 2004**

## SEDER CAPITAL CORP.
## (a Capital Pool Company)

**Minimum Offering: $999,999 or 3,333,330 Common Shares**
**Maximum Offering: $1,889,997 or 6,299,990 Common Shares**
**Price: $0.30 per Common Share**

The purpose of this offering (the "Offering") is to provide Seder Capital Corp. (the "Company") with a minimum of funds with which to identify and evaluate businesses or assets with a view to completing a Qualifying Transaction (as hereinafter defined). Any proposed Qualifying Transaction must be approved by the Exchange and in the case of a Non Arm's Length Qualifying Transaction (as hereinafter defined), must also receive Majority of the Minority Approval (as hereinafter defined) in accordance with Exchange Policy 2.4 (the "CPC Policy"). The Company is a Capital Pool Company ("CPC"). It has not commenced commercial operations and has no assets other than a minimum amount of cash. Except as specifically contemplated in the CPC Policy, until the Completion of the Qualifying Transaction (as hereinafter defined), the Company will not carry on any business other than the identification and evaluation of assets or businesses with a view to completing a proposed Qualifying Transaction. See "Corporate Structure", "Business of the Company" and "Use of Proceeds".

This Offering is made on a best efforts basis in the provinces of Ontario, Alberta and British Columbia by Research Capital Corporation, First Associates Investments Inc. and Canaccord Capital Corporation (collectively, the "Agents") and is subject to receipt by the Company of subscriptions for a minimum of 3,333,330 common shares in the capital of the Company (the "Common Shares") for total gross proceeds to the Company of $999,999 (the "Minimum Offering") and a maximum of 6,299,990 Common Shares for a total gross proceed to the Company of $1,889,997 (the "Maximum Offering") and subject to approval of certain legal matters by Cassels Brock & Blackwell LLP on behalf of the Company and Aird & Berlis LLP on behalf of the Agents. The offering price of the Common Shares was determined by negotiation between the Company and the Agents. All funds received from subscriptions for Common Shares will be held by the Agents and will not be released until a minimum of $999,999 has been deposited and the Agents have consented to such release pursuant to the terms of the Agency Agreement (as hereinafter defined). If the minimum subscription is not raised within 90 days of the issuance of a receipt for the final prospectus or such other time as may be consented to by Persons (as hereinafter defined) or companies (as hereinafter defined) who subscribed within that period, all subscription monies will be returned to subscribers without interest or deduction, unless the subscribers have otherwise instructed the Agents. See "Plan of Distribution".

## Distribution

| | Common Shares | Price to public | Agents' commission[1] | Proceeds to the Company[2] |
|---|---|---|---|---|
| Per Common Share | 1 | $0.30 | $0.024 | $0.276 |
| Minimum Offering | 3,333,330 | $999,999 | $79,999.92 | $919,999.08 |
| Maximum Offering | 6,299,990 | $1,889,997 | $151,199.76 | $1,738,797.24 |

Notes:

(1) The Agents will receive a commission of 8% of the gross proceeds of the Offering representing an amount of $79,999.92 if the Minimum Offering is subscribed and an amount of $151,199.76 if the Maximum Offering is subscribed. In addition, the Agents will receive a corporate finance fee of $10,000 plus G.S.T. and will be reimbursed for their legal fees and other expenses incurred pursuant to the Offering estimated to be $11,000 plus applicable taxes. The Agents will also be granted non-transferable options (the "Agents' Options") to purchase up to that number of Common Shares, in the aggregate, as is equal to 8% of the number of Common Shares sold pursuant to the Offering, at a price of $0.30 per Common Share, which will be exercisable for a period of 12 months from the date of closing of the Offering. The Agents' Options are qualified for distribution under this prospectus. See "Plan of Distribution".

(2) Before deducting the costs and expenses of this issue estimated to be approximately $64,000 including the listing fee payable to the Exchange of $10,000 assuming the Maximum Offering is subscribed, corporate finance fee payable to the Agents in the amount of $10,000, legal fees of the Agents of approximately $11,000, fees and disbursements of the Company's counsel of approximately $21,000, audit fees of approximately $5,000, and other expenses associated with the Offering, including printing costs, of approximately $7,000, plus all applicable taxes. See "Use of Proceeds".

(3) The Company also proposes to grant options (the "Incentive Options") to the Company's directors and officers to purchase up to that number of Common Shares as is equal to 10% of the number of Common Shares of the Company outstanding upon the closing of the Offering being 406,666 Common Shares in the event the Minimum Offering is subscribed and 703,332 Common Shares in the event the Maximum Offering is subscribed at a price of $0.30 per Common Share in accordance with the policies of the Exchange. The Incentive Options are qualified for distribution under this prospectus. See "Options to Purchase Securities".

## Market for Securities

There is currently no market through which these securities may be sold. The Exchange has conditionally accepted the listing of the Common Shares. Listing is subject to the Company fulfilling all of the requirements of the Exchange.

Other than the initial distribution of the Common Shares pursuant to this prospectus, the grant of the Agents' Options and the grant of Incentive Options to the directors and officers of the Company, trading in all securities of the Company is prohibited during the period between the date a receipt for the prospectus is issued by the securities commissions and the time the Common Shares are listed for trading except, subject to prior acceptance of the Exchange, where appropriate registration and prospectus exemptions are available under securities legislation or where the applicable securities commissions grant a discretionary order.

Risk Factors

**Investment in the Common Shares offered by this prospectus is highly speculative due to the nature of the Company's business and its present stage of development. This Offering is suitable only to those investors who are prepared to risk the loss of their entire investment. See "Risk Factors".**

The Company has not commenced commercial operations and has no assets other than cash. It has no history of earnings and will not generate earnings or pay dividends until at least after the Completion of the Qualifying Transaction. Until Completion of the Qualifying Transaction, the Company is not permitted to carry on any business other than the identification and evaluation of potential Qualifying Transactions. See "Business of the Company" and "Use of Proceeds".

The directors and officers of the Company will only devote a portion of their time to the business and affairs of the Company and some of them are or will be engaged in other projects or businesses such that conflicts of interest may arise from time to time. See "Directors and Officers" and "Conflicts of Interest".

There can be no assurance that an active and liquid market for the Common Shares will develop and an investor may find it difficult to resell its Common Shares.

Investors acquiring the Common Shares offered by this prospectus will suffer an immediate dilution on investment of 9.02% or $0.0270 per Common Share if the Minimum Offering is subscribed and 5.21% or $0.0156 per Common Share if the Maximum Offering is subscribed based on the gross proceeds of this issue, before deduction of selling commissions or related expenses of the issue. See "Dilution".

The Company has only limited funds with which to identify and evaluate potential Qualifying Transactions and there can be no assurance that the Company will be able to identify a suitable Qualifying Transaction. Further, even if a proposed Qualifying Transaction is identified, there can be no assurance that the Company will be able to complete the transaction. The Qualifying Transaction may be financed in whole, or in part, by the issuance of additional securities by the Company and this may result in further dilution to investors. See "Use of Proceeds".

The Exchange will generally suspend trading in the Common Shares or delist the Company in the event that the Exchange has not issued a Final Exchange Bulletin (as hereinafter defined) within 18 months from the date of listing. Neither the Exchange, nor any securities regulatory authority, passes upon the merits of the proposed Qualifying Transaction.

In the event that the management of the Company resides outside of Canada or the Company identifies a foreign business as a proposed Qualifying Transaction, investors may find it difficult or impossible to effect service or notice to commence legal proceedings upon any management resident outside of Canada or upon the foreign business and may find it difficult or impossible to enforce against such Persons, judgements obtained in Canadian courts.

**As a result of these factors, the Offering is suitable only to investors who are willing to rely solely on the management of the Company and who can afford to lose their entire investment. Those investors who are not prepared to do so should not invest in the**

**Common Shares. See "Business of the Company", "Directors, Officers and Promoters", "Use of Proceeds" and "Risk Factors".**

**Maximum Investment**

Pursuant to the CPC Policy, no purchaser of Common Shares is permitted to directly or indirectly purchase more than 2% of the total Common Shares offered under this prospectus, or 66,666 Common Shares in the event the Minimum Offering is subscribed and 125,999 Common Shares in the event the Maximum Offering is subscribed. In addition, the maximum number of Common Shares that may directly or indirectly be purchased by that purchaser, together with any Associates (as hereinafter defined) or Affiliates (as hereinafter defined) of that purchaser, is 4% of the total Common Shares offered under this prospectus, or 133,333 Common Shares in the event the Minimum Offering is subscribed and 251,999 Common Shares in the event the Maximum Offering is subscribed.

**Receipt of Subscriptions**

Subscriptions will be received subject to rejection or allotment in whole or in part and the Company reserves the right to close the subscription books at any time without notice. It is expected that share certificates evidencing the Common Shares in definitive form will be available for delivery at the closing of the Offering.

RESEARCH CAPITAL CORPORATION
140 – 4th Avenue, S.W., Suite 1330
Calgary, Alberta
T2P 3N3

Telephone: (403) 265-7400

FIRST ASSOCIATES INVESTMENTS INC.
Bay Wellington Tower, BCE Place, Suite 900
181 Bay Street, P.O. Box 779
Toronto, Ontario
M5J 2T3

Telephone: (416) 864-3600

CANACCORD CAPITAL CORPORATION
609 Granville Street
Suite 2200
Vancouver, British Columbia
V7Y 1H2

Telephone: (604) 643-7300

TABLE OF CONTENTS

## GLOSSARY

**"Affiliate"** means a company that is affiliated with another company as described below.

A company is an "Affiliate" of another company if:

(a) one of them is the subsidiary of the other; or

(b) each of them is controlled by the same Person.

A company is "controlled" by a Person if:

(a) voting securities of the company are held, other than by way of security only, by or for the benefit of that Person; and

(b) the voting securities, if voted, entitle the Person to elect a majority of the directors of the company.

A Person beneficially owns securities that are beneficially owned by:

(a) a company controlled by that Person; or

(b) an Affiliate of that Person or an Affiliate of any company controlled by that Person.

**"Agreement in Principle"** means any enforceable agreement or any other agreement or similar commitment which identifies the fundamental terms upon which the parties agree or intend to agree which:

(a) identifies assets or a business to be acquired which would reasonably appear to constitute Significant Assets and the acquisition of which would reasonably appear to constitute a Qualifying Transaction;

(b) identifies the parties to the Qualifying Transaction;

(c) identifies the consideration to be paid for the Significant Assets or otherwise identifies the means by which the consideration will be determined; and

(d) identifies the conditions to any further formal agreements to complete the transaction, and

in respect of which there are no material conditions to closing (other than receipt of shareholder approval and Exchange acceptance), the satisfaction of which is dependent upon third parties and beyond the reasonable control of the Non Arm's Length Parties to the CPC or the Non Arm's Length Parties to the Qualifying Transaction.

**"Associate"** when used to indicate a relationship with a Person means:

(a) an issuer of which the person or company beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding securities of the issuer;

(b) any partner of the Person;

(c) any trust or estate in which the Person has a substantial beneficial interest or in respect of which a Person serves as trustee or in a similar capacity;

(d) in the case of a Person that is an individual, a relative of that person, including:

(i) that Person's spouse or child; or

(ii) any relative of the Person or of his spouse who has the same residence as that Person,

but

(e) where the Exchange determines that two Persons shall, or shall not, be deemed to be associates with respect to a Member firm, Member corporation or holding company of a Member corporation, then such determination shall be determinative of their relationships in the application of Exchange Rule D with respect to that Member firm, Member corporation or holding company.

**"company"** unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust association or other entity other than an individual.

**"Completion of the Qualifying Transaction"** means the date the Final Exchange Bulletin is issued by the Exchange.

**"Control Person"** means any Person that holds or is one of a combination of Persons that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer.

**"CPC"** means a corporation:

(a) that has been incorporated or organized in a jurisdiction in Canada,

(b) that has filed and obtained a receipt for a preliminary CPC prospectus from one or more of the securities regulatory authorities in compliance with the CPC Policy; and

(c) in regard to which the Final Exchange Bulletin has not yet been issued.

**"CPC Policy"** means Exchange Policy 2.4-Capital Pool Companies.

**"Exchange"** means the TSX Venture Exchange Inc.

**"Exchange Requirements"** means and includes the articles, by-laws, policies, circulars, rules, guidelines, orders, notices, rulings, forms, decisions and regulations of the Exchange as from time to time enacted, any instructions, decisions and directions of the Exchange (including those of any committee of the Exchange as appointed from time to time), and all applicable provisions of the securities laws of any other jurisdiction.

**"Final Exchange Bulletin"** means the Exchange Bulletin which is issued following closing of the Qualifying Transaction and the submission of all required documentation and that evidences the final Exchange acceptance of the Qualifying Transaction.

**"Initial Pubic Offering"** or **"IPO"** means a transaction that involves an issuer issuing securities from its treasury pursuant to its first Prospectus.

**"Insider"** if used in relation to an issuer means:

(a) a director or senior officer of the issuer;

(b) a director or senior officer of the company that is an Insider or subsidiary of the issuer;

(c) a Person that beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the issuer; or

(d) the issuer itself if it holds any of its own securities.

**"Majority of the Minority Approval"** means the approval of a Non Arm's Length Qualifying Transaction by the majority of the votes cast by shareholders, other than:

(a) Non Arm's Length Parties to the CPC;

(b) Non Arm's Length Parties to the Qualifying Transaction; and

(c) in the case of a Related Party Transaction:

(i) if the CPC holds its own shares, the CPC; and

(ii) a Person acting jointly or in concert with a Person referred to in paragraph (a) or (b) in respect of the transaction,

at a properly constituted meeting of the common shareholders of the CPC.

**"Member"** means a Person who has executed the Members' Agreement, as amended from time to time, and is accepted as and becomes a member of the Exchange under the Exchange Requirements.

**"Members' Agreement"** means the members' agreement among the Exchange and each Person who, from time to time, is accepted as and becomes a Member of the Exchange.

**"Non Arm's Length Party"** means in relation to a company, a promoter, officer, director, other Insider or Control Person of that company, including an issuer, and any Associates or Affiliates of any of such Persons. In relation to an individual, means any Associate of the individual or any company of which the individual is a promoter, officer, director, Insider or Control Person.

**"Non Arm's Length Parties to the Qualifying Transaction"** means the Vendor(s), any Target Company(ies) and includes, in relation to Significant Assets or Target Company(ies), the Non Arm's Length Parties of the Vendor(s), the Non Arm's Length Parties of any Target Company(ies) and all other parties to or associated with the Qualifying Transaction and Associates or Affiliates of all such other parties.

**"Non Arm's Length Qualifying Transaction"** means a proposed Qualifying Transaction where the same party or parties or their respective Associates or Affiliates control the CPC and the Significant Assets which are the subject of the proposed Qualifying Transaction.

**"Person"** means a company or individual.

"**Principal**" means:

(a) a Person who acted as a promoter of the issuer within two years or their respective Associates or Affiliates, before the IPO prospectus or the Final Exchange Bulletin;

(b) a director or senior officer of the issuer or any of its material operating subsidiaries at the time of the IPO prospectus or Final Exchange Bulletin;

(c) a **20% holder** – a Person that holds securities carrying more than 20% of the voting rights attached to the issuer's outstanding securities immediately before and immediately after the issuer's IPO or immediately after the Final Exchange Bulletin for non IPO transactions; or

(d) a **10% holder** – a Person that:

(i) holds securities carrying more than 10% of the voting rights attached to the issuer's outstanding securities immediately before and immediately after the issuer's IPO or immediately after the Final Exchange Bulletin for non IPO transactions; and

(ii) has elected or appointed, or has the right to elect or appoint, one or more directors or senior officers of the issuer or any of its material operating subsidiaries.

In calculating these percentages, include securities that may be issued to the holder under outstanding convertible securities in both the holder's securities and the total securities outstanding.

A company, trust, partnership or other entity more than 50% held by one or more Principals will be treated as a Principal. (In calculating this percentage, include securities of the entity that may be issued to the Principals under outstanding convertible securities in both the Principals' securities of the entity and the total securities of the entity outstanding.) Any securities of the issuer that this entity holds will be subject to escrow requirements.

A Principal's spouse and their relatives that live at the same address as the principal will also be treated as Principals and any securities of the issuer they hold will be subject to escrow requirements.

**"Pro Group"**

(a) Subject to subparagraphs (b), (c) and (d) "Pro Group" shall include, either individually or as a group:

- (i) the Member;
- (ii) employees of the Member;
- (iii) partners, officers and directors of the Member;
- (iv) Affiliates of the Member; and
- (v) Associates of any parties referred to in subparagraphs (i) through (iv);

(b) The Exchange may, in its discretion, include a Person or party in the Pro Group for the purposes of a particular calculation where the Exchange determines that the Person is not acting at arm's length to the Member;

(c) The Exchange may, in its discretion, exclude a Person from the Pro Group for the purposes of a particular calculation where the Exchange determines that the Person is acting at arm's length of the Member;

(d) The Member may deem a Person who would otherwise be included in the Pro Group pursuant to subparagraph (a) to be excluded from the Pro Group where the Member determines that:

(i) the Person is an Affiliate or Associate of the Member acting at arm's length of the Member;

(ii) the Associate or Affiliate has a separate corporate and reporting structure;

(iii) there are sufficient controls on information flowing between the Member and the Associate or Affiliate; and

(iv) the Member maintains a list of such excluded Persons.

**"promoter"** has the meaning ascribed thereto in subsection 1(1) of the *Securities Act* (Ontario), as amended.

**"Qualifying Transaction"** means a transaction where a CPC acquires Significant Assets, other than cash, by way of purchase, amalgamation, merger or arrangement with another company or by other means.

"**Related Party Transaction**" has the meaning ascribed to that term pursuant to Ontario Securities Commission Rule 61-501, and includes a related party transaction that is determined by the Exchange, to be a Related Party Transaction. The Exchange may deem a transaction to be a Related Party Transaction where the transaction involves Non Arm's Length Parties, or other circumstances existing which may compromise the independence of the issuer with respect to the transaction.

**"Resulting Issuer"** means the issuer that was formerly a CPC that exists upon issuance of the Final Exchange Bulletin.

**"SEDAR"** means the System for Electronic Document Analysis and Retrieval.

**"Significant Assets"** means one or more assets or businesses which, when purchased, optioned or otherwise acquired by the CPC, together with any other concurrent transactions, would result in the CPC meeting the minimum listing requirements of the Exchange.

**"Sponsor"** has the meaning specified in Exchange Policy 2.2 – Sponsorship and Sponsorship Requirements.

**"Target Company"** means a company to be acquired by the CPC as its Significant Asset pursuant to a Qualifying Transaction.

**"Transfer Agent"** means Equity Transfer Services Inc.

**"Vendors"** means one or all of the beneficial owners, of the Significant Assets (other than a Target Company).

## PROSPECTUS SUMMARY

*The following is a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus.*

**The Company:** Seder Capital Corp.

**Business of the Company** The principal business of the Company will be the identification and evaluation of assets or businesses with a view to completing a Qualifying Transaction. The Company has not commenced commercial operations and has no assets other than a minimum amount of cash. See "Business of the Company".

**The Offering:** A minimum of 3,333,330 Common Shares are being offered under this prospectus at a price of $0.30 per Common Share for minimum gross proceeds of $999,999 and a maximum of 6,299,990 Common Shares for maximum gross proceeds of $1,889,997. This Offering is made on a best efforts basis by the Agents. In addition, the Company will grant the Agents' Options to the Agents to purchase up to that number of Common Shares, in the aggregate, as is equal to 8% of the number of Common Shares sold pursuant to the Offering, being 266,666 in the event the Minimum Offering is subscribed and 503,999 in the event the Maximum Offering is subscribed, at a price of $0.30 per Common Share, which will be exercisable for a period of 12 months from the date of closing of the Offering. The Agents' Options are qualified for distribution under this prospectus. The Company also intends to grant Incentive Options to the Company's directors and officers to purchase up to that number of Common Shares as is equal to 10% of the number of Common Shares of the Company outstanding upon closing of the Offering, being 406,666 Common Shares in the event the Minimum Offering is subscribed and 703,332 Common Shares in the event the Maximum Offering is subscribed at a price of $0.30 per Common Share in accordance with the policies of the Exchange. The Incentive Options are qualified for distribution under this prospectus. See "Plan of Distribution".

**Use of Proceeds:** Assuming completion of the Offering, the net proceeds thereof to the Company, after deduction of the Agents' commission, will be $919,999.08 if the Minimum Offering is subscribed and $1,738,797.24 if the Maximum Offering is subscribed. The net proceeds of the Offering will be used to provide the Company with a minimum of funds with which to identify and evaluate assets or businesses for acquisition with a view to completing a Qualifying Transaction. The Company may not have sufficient funds to secure such businesses or assets once identified and evaluated and additional funds may be required. The CPC Policy provides that until Completion of the Qualifying Transaction and except as otherwise provided in the CPC Policy, a maximum of the lesser of 30% of the gross proceeds realized or $210,000 may be used for purposes other than evaluating businesses or assets. The Company anticipates that in the event the Maximum Offering is raised it will exceed this limit and has received a waiver of this limit from the Exchange to a maximum amount of $300,000. See "Use of Proceeds".

**Directors and Officers:**

| | |
|---|---|
| G. Michael Newman | President, Chief Executive Officer and Director |
| Brian Patrick Vallesi | Chief Financial Officer, Secretary and Director |
| James Alexander Irwin Case | Director |
| Robert G.A. Macdonald | Director |
| Michael Daniel Pecar | Director |

**Escrow:**

All of the currently issued and outstanding Common Shares of the Company, being 733,335 Common Shares will be deposited in escrow pursuant to the terms of an Escrow Agreement (as hereinafter defined) and will be released from escrow in stages over a period of up to three years after the date of the Final Exchange Bulletin. See "Escrowed Securities".

**Risk Factors:**

**There is currently no established market for the Common Shares. Investment in the Common Shares must be regarded as highly speculative due to the proposed nature of the Company's business and its present stage of development.**

The Company was only recently incorporated and has no active business or assets other than cash. It does not have a history of earnings, nor has it paid any dividends and will not generate earnings or pay dividends until at least after the Completion of the Qualifying Transaction.

The Offering is only suitable to investors who are prepared to rely entirely on the directors and management of the Company and can afford to risk the loss of their entire investment.

The directors and officers of the Company will only devote part of their time and attention to the affairs of the Company and there are potential conflicts of interest to which some of the directors and officers of the Company will be subject in connection with the operations of the Company.

Assuming completion of the Offering, an investor will suffer an immediate dilution on investment of 9.02% or $0.0270 per Common Share if the Minimum Offering is subscribed and 5.21% or $0.0156 per Common Share if the Maximum Offering is subscribed based on the gross proceeds of this issue, before deduction of selling commissions or related expenses of the issue. An acquisition financed by the issuance of treasury shares could result in a change in the control of the Company and may cause the shareholders' interest in the Company to be further diluted.

There can be no assurance that an active and liquid market for the Company's Common Shares will develop and an investor may find it difficult to resell the Common Shares.

Until Completion of the Qualifying Transaction, the Company will not carry on any business other than the identification and evaluation of assets or businesses with a view to completing a Qualifying Transaction. The Company has only limited funds with which to identify and evaluate possible Qualifying Transactions and there can be no assurance that the Company will be able to identify or complete a suitable Qualifying Transaction.

The Qualifying Transaction may involve the acquisition of a business or assets located outside of Canada. It may therefore be difficult or impossible to effect service or notice to commence legal proceedings upon any directors, officers and experts outside of Canada and it may not be possible to enforce against such Persons judgments obtained in Canadian courts predicated upon the civil liability provisions applicable to securities laws in Canada.

See "Risk Factors" for more detailed information on the risks of an investment in the Company's Common Shares.

## CORPORATE STRUCTURE

### Name, Incorporation and Place of Business

The full corporate name of the Company is Seder Capital Corp. The Company was incorporated under the laws of the Province of Ontario on April 28, 2004. The registered office address of the Company is 46 Beaufort Hills Road, Richmond Hill, Ontario, L4E 2N1.

## BUSINESS OF THE COMPANY

### Preliminary Expenses

As at the date hereof, the Company has incurred approximately $49,201 in preliminary expenses relating to professional fees in proceeding with the organization of the Company, its seed financing and the Offering, including advances to the Agents in respect of a corporate finance fee and retainer for legal fees. Of the above-noted expenses, since the date of the Company's balance sheet included in this prospectus, the Company has accrued approximately $13,000 in expenses relating to professional fees and disbursements and printing costs. Certain proceeds from the Offering may be used to satisfy the obligations of the Company related to the Offering, including but not limited to the expenses of auditors, legal counsel and the Agents' legal counsel. See "Use of Proceeds."

### Proposed Operations Until Completion of a Qualifying Transaction

The Company proposes to identify and evaluate businesses and assets with a view to completing a Qualifying Transaction. Any proposed Qualifying Transaction must be accepted by the Exchange and in the case of a Non Arm's Length Qualifying Transaction is also subject to Majority of the Minority Approval in accordance with the CPC Policy. The Company has not conducted commercial operations. The Company currently intends to pursue a Qualifying Transaction in the technology sector, including, but not limited to, telecommunications, biotechnology and software development, but there is no assurance that this will, in fact, be the business sector of a proposed Qualifying Transaction or of the Company following Completion of the Qualifying Transaction.

Until Completion of a Qualifying Transaction, the Company will not carry on any business other than the identification and evaluation of businesses or assets with a view to completing a potential Qualifying Transaction. With the consent of the Exchange, this may include the raising of additional funds in order to finance an acquisition. Except as described under "Use of Proceeds - Private Placement for Cash", and "Use of Proceeds - Restrictions on Use of Proceeds", the funds raised pursuant to the Offering and any subsequent financing will be utilized only for the identification and evaluation of potential Qualifying Transactions and not for any deposit, loan or direct investment in a potential acquisition.

Although the Company has commenced the process of identifying potential acquisitions with a view to completing the Qualifying Transaction, the Company has not yet entered into an Agreement in Principle.

**Geographical Restrictions**

In accordance with the CPC Policy, except where the Resulting Issuer will be an oil and gas issuer or a mining issuer, the Significant Assets must be located in Canada or the United States.

**Method of Financing Acquisitions**

The Company may use cash, secured or unsecured debt, the issuance of treasury shares or public financing of debt or equity, or a combination of the foregoing, for the purpose of financing its proposed Qualifying Transaction. **A Qualifying Transaction financed by the issue of treasury shares or securities convertible into or exercisable for treasury shares could result in a change in the control of the Company and may cause the shareholders' interest in the Company to be further diluted.**

**Criteria for a Qualifying Transaction**

The board of directors of the Company must approve any proposed Qualifying Transaction. In exercising their powers and discharging their duties in relation to a proposed Qualifying Transaction, the directors will act honestly and in good faith with a view to the best interests of the Company and will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

**Filings and Shareholder Approval of a Non Arm's Length Qualifying Transaction**

Upon the Company reaching an Agreement in Principle, the Company must issue a comprehensive news release, at which time the Exchange generally will halt trading in the Company's Common Shares until the filing requirements of the Exchange have been satisfied as set forth under "Business of the Company - Trading Halts, Suspensions and Delisting". Within 75 days after issuance of such news release, the Company shall be required to submit for review to the Exchange either an information circular that complies with applicable corporate and securities laws or a filing statement that complies with Exchange requirements. An information circular must be submitted where there is a Non Arm's Length Qualifying Transaction or where shareholder approval is otherwise required. A filing statement must be submitted where the Qualifying Transaction is not a Non Arm's Length Qualifying Transaction or where shareholder approval is not otherwise required. The information circular or filing statement, as applicable, must contain prospectus level disclosure of the Target Company and the Company, assuming Completion of the Qualifying Transaction, and be prepared in accordance with the CPC Policy and Form 3B1 or Form 3B2. Upon acceptance by the Exchange, the Company must then either:

(a) file the filing statement on SEDAR at least seven business days prior to closing of the Qualifying Transaction and issue a news release which discloses the scheduled closing date for the Qualifying Transaction as well as the fact that the filing statement is available on SEDAR; or

(b) mail the information circular and related proxy material to its shareholders in order to obtain the Majority of the Minority Approval of the Qualifying Transaction or other requisite approval, at a meeting of the shareholders.

Unless waived by the Exchange, the Company will also be required to retain a Sponsor, who must be a Member of the Exchange, and who will be required to submit to the Exchange a Sponsor Report (as defined in Exchange Policy 2.2) prepared in accordance with the policies of the Exchange. The Company will no longer be considered to be a CPC upon the Exchange having issued the Final Exchange Bulletin. The Exchange will generally not issue the Final Exchange Bulletin until the Exchange has received:

(a) in the case of a Non Arm's Length Qualifying Transaction, confirmation of Majority of Minority Approval of the Qualifying Transaction;

(b) confirmation of closing of the Qualifying Transaction; and

(c) all post-meeting or final documentation, as applicable, otherwise required to be filed with the Exchange pursuant to the CPC Policy.

Upon issuance of the Final Exchange Bulletin, the CPC Policy will generally cease to apply, with the exception of the escrow provisions of the CPC Policy and the restrictions in the CPC Policy precluding the Company from completing a reverse take-over for a period of one year from the Completion of the Qualifying Transaction.

**Minimum Listing Requirements**

The Resulting Issuer must satisfy the Exchange's minimum listing requirements for the particular industry sector in either Tier 1 or Tier 2 as prescribed under the applicable policies of the Exchange.

**Trading Halts, Suspensions and Delisting**

The Exchange will generally halt trading in the Common Shares from the date of the public announcement of an Agreement in Principle until all filing requirements of the Exchange have been satisfied, which includes the submission of a Sponsorship Acknowledgment Form, where the Qualifying Transaction is subject to sponsorship. In addition, personal information forms or, if applicable, declarations, for all individuals who may be directors, senior officers, promoters, or Insiders of the Resulting Issuer must be filed with the Exchange and any preliminary background searches that the Exchange considers necessary or advisable, must also be completed, before the trading halt will be lifted by the Exchange.

Even if all filing requirements have been satisfied and preliminary background checks completed, the Exchange may continue or reinstate a halt in trading of the Common Shares for public policy reasons including:

(a) the unacceptable nature of the business of the Resulting Issuer; or

(b) the number of conditions precedent to, or the nature and number of deficiencies required to be resolved prior to, Completion of the Qualifying Transaction, are so significant or numerous as to make it appear to the Exchange that the halt should be reinstated or continued.

A trading halt may also be imposed by the Exchange where the Company fails to file the supporting documents relating to the Qualifying Transaction within a period of 75 days after public announcement of the Agreement in Principle or if the CPC fails to file post-meeting or final documents, as applicable, within the time required. A trading halt may also be imposed if a Sponsor terminates its sponsorship.

The Exchange may suspend from trading or delist the Common Shares of the Company where the Exchange has not issued a Final Exchange Bulletin to the CPC within 18 months of the date of listing. In the event that the Common Shares of the Company are delisted by the Exchange, within 90 days from the date of such delisting, the Company shall wind up and shall make a *pro rata* distribution of its remaining assets to its shareholders, unless shareholders, pursuant to a majority vote exclusive of the votes of Non Arm's Length Parties to the Company, determine to deal with the issuer or its remaining assets in some other manner. See "Business of the Company - Filings and Shareholders Approval of a Non Arm's Length Qualifying Transaction".

**Refusal of Qualifying Transaction**

The Exchange, in its sole discretion, may not accept a Qualifying Transaction where:

(a) the Resulting Issuer fails to satisfy the applicable minimum listing requirements of the Exchange;

(b) the aggregate number of securities of the Resulting Issuer owned, directly or indirectly, by:

  (i) a Member firm of the Exchange;

  (ii) registrants, unregistered corporate finance professionals, employee shareholders and partners of such Member firm; and

  (iii) Associates of any such Person,

collectively, would exceed 20% of the issued and outstanding securities of the Resulting Issuer;

(c) the Resulting Issuer will be a financial institution, finance company, finance issuer or mutual fund, as defined in the securities legislation;

(d) the majority of the directors and senior officers of the Resulting Issuer are not residents of Canada or the United States or are individuals who have not demonstrated positive association as directors or officers with public companies that are subject to a regulatory regime comparable to the companies listed on a Canadian exchange;

(e) in the case of a Resulting Issuer, other than an oil and gas or mining issuer, the Qualifying Transaction involves the acquisition of Significant Assets, outside of Canada or the United States; or

(f) notwithstanding the definition of a Qualifying Transaction, there is any other reason for denying acceptance of the Qualifying Transaction.

## USE OF PROCEEDS

### Proceeds and Principal Purposes

The gross proceeds received by the Company from the sale of 733,335 Common Shares (the "Seed Shares") prior to the date of this prospectus amount to $110,000.25. The Company has incurred expenses and costs totalling approximately $4,000 with respect to the expenses and costs of the incorporation and organization of the Company as well as the issuance of the Seed Shares relating to legal fees including disbursements. The gross proceeds to be received by the Company from the Offering will be $999,999 if the Minimum Offering is subscribed and $1,889,997 if the Maximum Offering is subscribed. The expenses and costs of the Offering are expected to total approximately $143,999.92 in case of the Minimum Offering and $215,199.76 in the case of the Maximum Offering, which relate to the Agents' commission, a corporate finance fee payable to the Agents, the Agents' reasonable legal fees and expenses, listing fees, audit fees, printing costs and legal fees and expenses of the Company.

The following indicates the principal uses to which the Company proposes to use the total funds available to it upon the completion of the Offering:

| **Principal Purposes** | **Minimum Offering** | **Maximum Offering** |
|---|---|---|
| Cash proceeds raised prior to the Offering [1] | $110,000.25 | $110,000.25 |
| Expenses and costs relating to raising the cash proceeds prior to the Offering | ($4,000.00) | ($4,000.00) |
| Cash proceeds to be raised pursuant to the Offering | $999,999.00 | $1,889,997.00 |
| Expenses and costs relating to the Offering (including listing fees, the Agents' commission, corporate finance fee, legal fees and expenses, the Company's legal fees and expenses, audit fees and expenses and printing costs) [2] | ($143,999.92) | ($215,199.76) |
| **Estimated funds available (on completion of the Offering)** [3] | $961,999.33 | $1,780.797.49 |
| Funds available for identifying and evaluating assets or business prospects [4] | $931,999.33 | $1,750,797.49 |
| Estimated general and administrative expenses until Completion of a Qualifying Transaction | ($30,000.00) | ($30,000.00) |

Notes:

(1) See "Prior Sales".

(2) Expenses include the Agents' commission of $79,999.92 in the event of the Minimum Offering, or $151,199.76 in the event of the Maximum Offering, together with the costs and expenses of this issue estimated to be approximately $64,000 plus applicable taxes.

(3) In the event the Agents exercise the Agents' Options and the directors and officers exercise the Incentive Options, in full, there will be available to the Company a minimum of $201,999.60 and a maximum of $362,199.30 in additional funds which will be added to the working capital of the Company. There is no assurance that any of these options will be exercised.

(4) In the event that the Company enters into an Agreement in Principle prior to spending the entire $1,780,797.49 in the event the Maximum Offering is subscribed and $961,999.33 in the event the Minimum Offering is subscribed on identifying and evaluating assets or businesses, the remaining funds may be used to finance or partially finance the acquisition of Significant Assets or for working capital after Completion of the Qualifying Transaction.

Until required for the Company's purposes, the proceeds will only be invested in securities of, or those guaranteed by, the Government of Canada or any Province or territory of Canada or the Government of the United States of America, in certificates of deposit or interest-bearing accounts of Canadian chartered banks, trust companies or credit unions.

The proceeds from the Offering and any prior sale of Common Shares, after deducting the expenses associated with the Offering, will only be sufficient to identify and evaluate a finite number of assets and businesses, and additional funds may be required to finance any acquisition to which the Company may commit.

**Permitted Use of Funds**

Until the Completion of the Qualifying Transaction and except as otherwise specifically provided by the CPC Policy and described in "Use of Proceeds - Restrictions on Use of Proceeds", "Use of Proceeds - Private Placements for Cash," and "Use of Proceeds - Prohibited Payments to Related Parties", the gross proceeds realized from the sale of all securities issued by the Company will be used by the Company only to identify and evaluate businesses or assets and obtain shareholder approval for a proposed Qualifying Transaction.

The proceeds may be used for expenses incurred for the preparation of:

(a) valuations or appraisals;

(b) business plans;

(c) feasibility studies and technical assessments;

(d) sponsorship reports;

(e) engineering or geological reports;

(f) financial statements, including audited financial statements; and

(g) fees for legal and accounting services,

relating to the identification and evaluation of assets or businesses and, in the case of a Non Arm's Length Qualifying Transaction, the obtaining of shareholder approval for the Company's proposed Qualifying Transaction.

In addition, with the prior acceptance of the Exchange, up to an aggregate of $225,000 may be advanced as a refundable deposit or secured loan by the Company to a Vendor or Target Company, as the case may be, for a proposed arm's length Qualifying Transaction that has been publicly announced at least 15 days prior to the date of such advance, due diligence with respect to the Qualifying Transaction is well underway and either a Sponsor has been engaged or sponsorship has been waived. A maximum aggregate amount of $25,000 may also be advanced as a non-refundable deposit, unsecured deposit or advance to a Vendor or Target Company, as the case may be, to preserve assets without the prior acceptance of the Exchange.

**Restrictions on Use of Proceeds**

The policies of the Exchange state that until Completion of a Qualifying Transaction, not more than the lesser of 30% of the gross proceeds from the sale of all securities issued by the Company or $210,000 (the "Limit"), may be used for purposes other than those described above. As the Company's estimated expenses in connection with the issuance of securities exceeds the Limit in the case of the Maximum Offering, the Company has received a waiver from the Exchange in respect of the Limit to a maximum of $300,000. See Use of Proceeds – Proceeds and Principal Purposes". For greater certainty, expenditures which are not included as "Use of Proceeds - Permitted Uses of Funds", listed above, include:

(a) listing and filing fees (including SEDAR fees);

(b) agents fees, costs and commissions;

(c) other costs for the issuance of securities, (including legal, accounting and audit expenses) relating to the preparation and filing of this prospectus; and

(d) administrative and general expenses of the Company, including:

  (i) office supplies, office rent and related utilities;

  (ii) printing costs (including the printing of this prospectus and share certificates);

  (iii) equipment leases; and

  (iv) fees for legal advice and audit expenses, other than those described above under "Permitted Use of Funds".

No proceeds will be used to acquire or lease a vehicle.

**Private Placements for Cash**

After the closing of the Offering and until the Completion of the Qualifying Transaction, the Company will not issue any securities unless written acceptance of the Exchange is obtained before issuance. Prior to the Completion of the Qualifying Transaction, the Exchange generally will not accept a private placement by the Company where the gross proceeds raised from the issuance of securities both prior to and pursuant to the Offering, together with any proceeds anticipated to be raised upon closing of the private placement, will exceed $2,000,000. The only securities issuable pursuant to such a private placement will be Common Shares. If the Maximum Offering is subscribed, the Company will have raised aggregate gross proceeds from the issuance of securities in the amount of approximately $2,000,000.

Subject to certain limited exceptions, any Common Shares issued pursuant to the private placement to Non Arm's Length Parties by the Company and to Principals of the Resulting Issuer will be subject to escrow.

**Prohibited Payments to Non Arms' Length Parties**

Except as described under "Options to Purchase Securities" and "Use of Proceeds - Restrictions on Use of Proceeds", the Company has not made, and until the Completion of the Qualifying Transaction will not make, any payment of any kind, directly or indirectly, to a Non Arm's Length Party to the Company or a Non Arm's Length Party to the Qualifying Transaction, or to a Person engaged in investor relations activities, by any means, including:

(a) remuneration, which includes but is not limited to salaries, consulting fees, management contract fees or directors' fees, finders' fees, loans, advances and bonuses, and

(b) deposits and similar payments.

Further, no such payment will be made on or after the Completion of a Qualifying Transaction if such payment relates to services rendered or obligations incurred prior to or in connection with the Qualifying Transaction.

Notwithstanding the above, the Company may reimburse a Non Arm's Length Party to the Company for reasonable expenses for office supplies, office rent and related utilities, equipment leases (excluding vehicle leases), and legal services (provided that neither the lawyer providing the legal services nor any member of the law firm providing the services is a promoter of the Company or in the case of a law firm, no member of the firm, owns greater than 10% of the outstanding Common Shares of the Company), and the Company may also reimburse a Non Arm's Length Party to the Company for reasonable out-of-pocket expenses incurred in pursuing the business of the Company described in "Use of Proceeds - Permitted Use of Funds".

The foregoing restrictions on the use of proceeds and prohibitions on payments to Non Arm's Length Parties and Persons engaged in investor relations activities continue to apply until the Completion of the Qualifying Transaction.

## PLAN OF DISTRIBUTION

### Name of Agents and Agents' Compensation

Pursuant to an agency agreement (the "Agency Agreement") dated as of July 27, 2004 between the Company and the Agents, the Company has appointed the Agents as its agents to offer for sale on a best efforts basis to the public a minimum of 3,333,330 Common Shares and a maximum of 6,299,990 Common Shares as provided in this prospectus, at a price of $0.30 per Common Share, for minimum gross proceeds to the Company of $999,999 and for maximum gross proceeds to the Company of $1,889,997, subject to the terms and conditions of the Agency Agreement. The Agents will receive a commission of 8% of the aggregate gross proceeds from the sale of the Common Shares. In addition, the Company will pay to the Agents a corporate finance fee in the amount of $10,000 plus G.S.T. and will pay the Agents' legal fees and other expenses, estimated to be $11,000. The Agency Agreement includes a right of first refusal granted to the Agents to act as the agents or underwriters of the Company in connection with any future equity financing from the date of listing of the Common Shares to twelve (12) months following completion of the Qualifying Transaction and to Research Capital Corporation to act as sponsor, if required, in connection with a Qualifying Transaction.

The Company has also agreed to grant to the Agents non-transferable options (the "Agents' Options") to purchase up to that number of Common Shares, in the aggregate, as is equal to 8% of the number of Common Shares sold pursuant to the Offering, being 266,666 Common Shares in the event the Minimum Offering is subscribed and 503,999 Common Shares in the event the Maximum Offering is subscribed at a price of $0.30 per Common Share, which will be exercisable for a period of 12 months from the date of closing of the Offering. The Agents' Options are qualified for distribution under this prospectus. The Agents intend to sell to the public any Common Shares received by them upon the exercise of the Agents' Options. Not more than 50% of the Common Shares received on the exercise of the Agents' Options may be sold by the Agents prior to the Completion of the Qualifying Transaction. The remaining 50% may be sold after the Completion of the Qualifying Transaction. The Agents have agreed to use their best efforts to secure subscriptions for the Common Shares offered hereunder on behalf of the Company and may make co-brokerage arrangements with other investment dealers at no additional cost to the Company. The obligations of the Agents under the Agency Agreement may be terminated at their discretion on the basis of their assessment of the state of financial markets and may also be terminated on the occurrence of certain events as stated in the Agency Agreement.

### Best Efforts Offering and Minimum Distribution

The total Offering consists of 3,333,330 Common Shares for total gross proceeds of $999,999 in the event the Minimum Offering is subscribed and 6,299,990 Common Shares for total gross proceeds of $1,889,997 in the event the Maximum Offering is subscribed. Pursuant to the CPC Policy, no purchaser of the Common Shares is permitted to directly or indirectly purchase more than 2% of the total Common Shares offered under this prospectus, or 66,666 Common Shares in the event the Minimum Offering is subscribed and 125,999 Common Shares in the event the Maximum Offering is subscribed. In addition, the maximum number of Common Shares that may directly or indirectly be purchased by that purchaser, together with any Associates or

Affiliates of that purchaser, is 4% of the total Common Shares offered under this prospectus, or 133,333 Common Shares in the event the Minimum Offering is subscribed and 251,999 Common Shares in the event the Maximum Offering is subscribed. The funds received from the Offering will be deposited with the Agents, and will not be released until a minimum of $999,999 has been deposited and the Agents consent to the release thereof. Minimum subscriptions of 3,333,330 Common Shares for total gross proceeds of $999,999 must be raised within 90 days of the date a final receipt for this prospectus is issued, or such other time as may be consented to by Persons who subscribed within that period, failing which the Agents will remit the funds collected to the original subscribers without interest or deduction, unless subscribers have otherwise instructed the Agents.

**Other Securities to be Distributed**

The Company also proposes to grant Incentive Options to the Company's directors and officers to purchase up to 406,666 Common Shares in the event the Minimum Offering is subscribed and up to 703,332 Common Shares in the event the Maximum Offering is subscribed, at a price of $0.30 per Common Share, in accordance with the policies of the Exchange. The Incentive Options are qualified for distribution under this prospectus. See "Options to Purchase Securities".

**Determination of Price**

The offering price of the Common Shares was determined by negotiation between the Company and the Agents.

**Conditional Listing Approval**

The Exchange has conditionally accepted the listing of the Common Shares. Listing is subject to the Company fulfilling all the listing requirements of the Exchange.

**Restrictions on the Agents**

The Agents have advised the Company that to the best of their knowledge and belief, neither they, nor any of their directors, officers, employees or contractors or any Associate or Affiliate of the foregoing:

(a) has subscribed for Common Shares of the Company, or

(b) are permitted to subscribe for Common Shares of the Company pursuant to this distribution, and

until Completion of the Qualifying Transaction, the aggregate number of Common Shares permitted to be owned directly or indirectly by the participants in the Pro Group, is no more than 20% of the issued and outstanding Common Shares of the Company exclusive of Common Shares reserved for issuance at a future date.

**Restrictions on Trading**

Other than the initial distribution of the Common Shares pursuant to this prospectus, the grant of the Agents' Options and the grant of Incentive Options to the directors and officers of the Company, no securities of the Company will be permitted to be issued during the period between the date a receipt for the prospectus is issued by the securities commissions and the time the Common Shares are listed for trading on the Exchange, except subject to prior acceptance of the Exchange, where appropriate registration and prospectus exemptions are available under securities legislation or where the applicable securities commissions grant a discretionary order.

## DESCRIPTION OF SECURITIES DISTRIBUTED

Each Common Share carries one vote at all meetings of shareholders, carries the right to receive a proportionate share, on a per share basis, of the assets of the Company available for distribution in the event of a liquidation, dissolution or winding-up of the Company and is entitled to receive dividends, if, as and when declared by the board of directors.

## CAPITALIZATION

The table below shows the capitalization of the Company before and after giving effect to the Offering but prior to taking into account the costs of the issue:

| Designation of Securities | Amount Authorized | Amount Outstanding as of the date of the most recent balance sheet contained in the prospectus (1) | Amount Outstanding as of July 23, 2004 | Amount to be outstanding if the Minimum Offering is sold (1)(2)(3) | Amount to be outstanding if the Maximum Offering is sold (1)(2)(3) |
|---|---|---|---|---|---|
| Common Shares | Unlimited | 666,668<br>$100,000.20 | 733,335<br>110,000.25 | 4,066,665<br>$1,109,999.25 | 7,033,325<br>$1,999,997.25 |

Notes:

(1) As of the date of the most recent balance sheet the Company has not commenced commercial operations.

(2) The Company has reserved an aggregate of up to 406,666 Common Shares in the event the Minimum Offering is subscribed and 703,332 Common Shares in the event the Maximum Offering is subscribed at an exercise price of $0.30 per Common Shares pursuant to the exercise of Incentive Options to be granted to directors and officers of the Company expiring 5 years from the date of grant. The Company has also reserved 8% of the number of Common Shares to be issued under the Offering pursuant to the Agents' Options representing 266,666 Common Shares if the Minimum Offering is subscribed and 503,999 Common Shares if the Maximum Offering is subscribed at an exercise price of $0.30 per Common Shares expiring 12 months from the date of closing of the Offering. See "Plan of Distribution".

(3) Before deducting the Agents' commission and expenses, and other costs and expenses of the Offering.

## OPTIONS TO PURCHASE SECURITIES

The Company intends to enter into stock option agreements with its directors and officers, within 90 days following the issuance of a final receipt for this prospectus by the securities commissions, granting Incentive Options as follows:

| Name | No. of Common Shares Reserved Under Option if Minimum Offering | No. of Common Shares Reserved Under Option if Maximum Offering | Exercise Price | Expiration Date |
|---|---|---|---|---|
| G. Michael Newman | 122,000 | 211,000 | $0.30 | 5 years from the date of grant |
| Brian Patrick Vallesi | 122,000 | 211,000 | $0.30 | 5 years from the date of grant |
| James Alexander Irwin Case | 73,200 | 126,600 | $0.30 | 5 years from the date of grant |
| Robert G.A. Macdonald | 30,499 | 52,749 | $0.30 | 5 years from the date of grant |
| Michael Daniel Pecar | 58,967 | 101,983 | $0.30 | 5 years from the date of grant |

Notes:

(1) The Incentive Options to purchase up to 406,666 Common Shares in the event the Minimum Offering is subscribed and 703,332 Common Shares in the event the Maximum Offering is subscribed to be granted to directors and officers of the Company after the closing of the Offering (subject to regulatory approval) are qualified for distribution under this prospectus. The general terms of the Incentive Options are set forth below under the heading "Options to Purchase Securities – Stock Option Terms".

### Stock Option Terms

The board of directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, and technical consultants of the Company, non-transferable options to purchase Common Shares, provided that the number of Common Shares reserved for issuance will not exceed 10% of the issued and outstanding Common Shares exercisable for a period of up to 5 years from the date of grant. The number of Common Shares reserved for issuance to any individual director or officer will not exceed five percent (5%) of the issued and outstanding Common Shares and the number of Common Shares reserved for issuance to all technical consultants, if any, will not exceed two percent (2%) of the issued and outstanding Common Shares. Options may be exercised no later than 90 days following cessation of the optionee's position with the Company, provided that if the cessation of office, directorship, or technical consulting arrangement was by reason of death, the option may be exercised within a maximum period of one year after such death, subject to the expiry date of such option. Any Common Shares acquired pursuant to the exercise of options prior to the Completion of the Qualifying Transaction, must be deposited in escrow and will be subject to escrow until the Final Exchange Bulletin is issued. See "Escrowed Securities".

## PRIOR SALES

Since the date of incorporation of the Company, 733,335 Common Shares have been issued as follows:

| Date of Issue | Number of Common Shares [(1)] | Per Share Consideration | Aggregate Value of Consideration | Nature of Consideration |
|---|---|---|---|---|
| April 28, 2004 | 666,668 | $0.15 | $110,000.25 | Cash |
| July 23, 2004 | 66,667 | $0.15 | $10,000.05 | Cash |

Note:

(1) All Common Shares indicated above are subject to escrow. See "Escrowed Securities".

## ESCROWED SECURITIES

### Securities Escrowed Prior to the Completion of the Qualifying Transaction

All of the 733,335 Common Shares issued prior to the Offering at a price below $0.30 per Common Share and all Common Shares that may be acquired by Non Arm's Length Parties of the Company either under the Offering or otherwise prior to Completion of the Qualifying Transaction will be deposited with the Transfer Agent under an escrow agreement dated as of July 27, 2004 (the "Escrow Agreement").

All Common Shares acquired on exercise of stock options prior to the Completion of a Qualifying Transaction, must also be deposited in escrow and will be subject to escrow until the Final Exchange Bulletin is issued.

In addition, all Common Shares of the Company acquired in the secondary market prior to the Completion of a Qualifying Transaction by any Person who becomes a Control Person are required to be deposited in escrow. Subject to certain exemptions permitted by the Exchange, all securities of the Company held by Principals of the Resulting Issuer, will also be escrowed.

The following table sets out, as at the date hereof, the number of Common Shares of the Company, which are held in escrow.

| Name and Municipality of Residence of Shareholder | Common Shares | Number of Common Shares held in Escrow | Percentage of Common Shares prior to giving effect to the Offering (1) | Percentage of Common Shares after giving effect to the Minimum Offering (1) | Percentage of Common Shares after giving effect to the Maximum Offering (1) |
|---|---|---|---|---|---|
| G. Michael Newman<br>Richmond Hill, Ontario | 166,667 | 166,667 | 22.73% | 4.10% | 2.37% |
| Brian Patrick Vallesi<br>Mississauga, Ontario | 166,667 | 166,667 | 22.73% | 4. 10% | 2.37% |
| James Alexander Irwin Case<br>Vancouver, British Columbia | 166,667 | 166,667 | 22.73% | 4. 10% | 2.37% |
| Robert G.A. Macdonald | 66,667 | 66,667 | 9.08% | 1.64% | 0.95% |
| Michael Daniel Pecar<br>Oakville, Ontario | 166,667 | 166,667 | 22.73% | 4. 10% | 2.37% |
| **TOTAL** | **733,335** | **733,335** | **100%** | **18.04%** | **10.43%** |

Note:

(1) Assuming that no Common Shares are purchased by these shareholders under the Offering and before the exercise of the Agents' Options and the Incentive Options.

Where the Common Shares of the Company which are required to be held in escrow are held by a non-individual (a "holding company"), each holding company pursuant to the Escrow Agreement, has agreed, or will agree, not to carry out any transactions during the currency of the Escrow Agreement which would result in a change of control of the holding company, without the consent of the Exchange. Any holding company must sign an undertaking to the Exchange that, to the extent reasonably possible, it will not permit or authorize any issuance of securities or transfer of securities could reasonably result in a change of control of the holding company. In addition, the Exchange may require an undertaking from any Control Person of the holding company not to transfer the shares of that company.

Under the Escrow Agreement, 10% of the escrowed Common Shares will be released from escrow on the issuance of the Final Exchange Bulletin (the "Initial Release") and an additional 15% will be released on the dates 6 months, 12 months, 18 months, 24 months, 30 months and 36 months following the Initial Release.

If the Resulting Issuer meets the Exchange's Tier 1 minimum listing requirements either at the time the Final Exchange Bulletin is issued or subsequently, the release of the escrowed Common Shares will be accelerated. An accelerated escrow release will not commence until the Resulting Issuer has made application to the Exchange for listing as a Tier 1 issuer and the Exchange has issued a bulletin that announces the acceptance for listing of the Resulting Issuer on Tier 1 of the Exchange.

The Exchange's prior consent must be obtained before a transfer within escrow of escrowed Common Shares. Generally, the Exchange will only permit a transfer within escrow to be made to incoming Principals in connection with a proposed Qualifying Transaction.

If a Final Exchange Bulletin is not issued, the escrowed Common Shares will not be released. Under the Escrow Agreement each Non Arm's Length Party to the Company who holds escrowed Common Shares acquired at a price below the Offering price under this prospectus has irrevocably authorized and directed the Transfer Agent to immediately cancel all of those escrowed Common Shares upon the issuance by the Exchange of a bulletin delisting the Common Shares of the Company.

**Escrowed Securities on Qualifying Transaction**

Generally, if at least 75% of the securities issued pursuant to the Qualifying Transaction are "Value Securities", then all the securities issued to Principals of the Resulting Issuer pursuant to the Qualifying Transaction will be deposited into escrow pursuant to a value security agreement (the "Value Security Escrow Agreement"). "Value Securities" are securities issued pursuant to a transaction, for which the deemed value of the securities at least equals the value ascribed to the asset, using a valuation method acceptable to the Exchange, or securities that are otherwise determined by the Exchange to be Value Securities and required to be placed in escrow under a Value Security Escrow Agreement. However, if at least 75% of the securities issued pursuant to the Qualifying Transaction are not Value Securities, all securities issued pursuant to the Qualifying Transaction will be deposited into a surplus security escrow agreement (a "Surplus Security Escrow Agreement").

The principal distinction between a Value Security Escrow Agreement and a Surplus Security Escrow Agreement is the time period for release of securities from escrow. In the case of a Resulting Issuer that will be a Tier 2 issuer when the Final Exchange Bulletin is issued, the Value Security Escrow Agreement provides for a three year escrow release mechanism with 10% of the escrowed securities being releasable at the time of the Final Exchange Bulletin, and 15% of the escrowed securities being releasable every 6 months thereafter, on each of the 6, 12, 18, 24, 30 and 36 month anniversaries of the Final Exchange Bulletin. In the case of a Resulting Issuer that will be a Tier 2 issuer, when the Final Exchange Bulletin is issued, the Surplus Security Escrow Agreement provides for a six-year escrow release mechanism with:

(a) 5% of the escrowed securities being releasable in 6 month intervals on each of the 6, 12, 18 and 24 month anniversaries of the Final Exchange Bulletin; and

(b) 10% of the escrowed securities being releasable in 6 month intervals on each of the 30, 36, 42, 48, 54, 60, 66 and 72 months after the Final Exchange Bulletin.

In the case of a Resulting Issuer that will be a Tier 1 issuer when the Final Exchange Bulletin is issued, the Value Security Escrow Agreement provides for an 18 month escrow release mechanism with 25% of the escrowed securities being releasable at the time of the Final Exchange Bulletin, with 25% of the escrowed securities being releasable every 6 months thereafter. In the case of a Resulting Issuer that will be a Tier 1 issuer when the Final Exchange Bulletin is issued, the Surplus Security Escrow Agreement provides for a three year escrow release mechanism with:

(a) 10% of the escrowed securities being releasable upon the issuance of the Final Exchange Bulletin; and

(b) 15% of the escrowed securities being releasable in 6 month intervals on each of the 6, 12, 18, 24, 30 and 36 months after the Final Exchange Bulletin.

Securities issued pursuant to a private placement to Principals of the Company and the proposed Resulting Issuer will generally be exempt from escrow requirements where:

(a) the private placement is announced at least five trading days after the news release announcing the Agreement in Principle and the pricing for the financing is at not less than the discounted market price, as determined in accordance with the policies of the Exchange; or

(b) the private placement is announced concurrently with the Agreement in Principle and

  (i) at least 75% of the proceeds from the private placement are not from Principals of the Company or the proposed Resulting Issuer;

  (ii) if subscribers, other than Principals of the Company or the proposed Resulting Issuer, will obtain securities subject to hold periods, then in addition to any resale restrictions under applicable securities legislation, any securities issued to such Principals will be subject to a four month hold period; and

  (iii) none of the proceeds of the private placement are allocated to pay compensation or to settle indebtedness owing to Principals of the Resulting Issuer.

## PRINCIPAL SHAREHOLDERS

### Principal Shareholders

The following table lists those Persons who own 10% or more of the issued and outstanding Common Shares of the Company as at the date hereof:

| Name and Municipality of Residence | Type of Ownership | Number of Common Shares (1) | Percentage of Common Shares Prior to Offering | Percentage of Common Shares After Minimum Offering (2)(3) | Percentage of Common Shares After Maximum Offering (2)(3) |
|---|---|---|---|---|---|
| G. Michael Newman Richmond Hill, Ontario | Direct | 166,667 | 22.73% | 4.10% | 2.37% |
| Brian Patrick Vallesi Mississauga, Ontario | Direct | 166,667 | 22.73% | 4.10% | 2.37% |
| James Alexander Irwin Case Vancouver, British Columbia | Direct | 166,667 | 22.73% | 4.10% | 2.37% |
| Michael Daniel Pecar Oakville, Ontario | Direct | 166,667 | 22.73% | 4.10% | 2.37% |

Notes:

(1) These securities are subject to escrow pursuant to the policies of the Exchange. See "Escrowed Securities".

(2) Before giving effect to the exercise of the Agents' Options or the exercise of Incentive Options granted to directors and officers. On a fully diluted basis, reflecting the assumption that all options are exercised, the percentage of Common Shares owned after a Minimum Offering and Maximum Offering respectively would be as follows: G. Michael Newman 6.09%/4.58%, Brian Patrick Vallesi 6.09%/4.58%, James Alexander Irwin Case 5.06%/3.56%, and Michael Daniel Pecar 4.76%/3.26%.

(3) Assuming that no Common Shares are purchased by any of the above shareholders under the Offering.

## DIRECTORS, OFFICERS AND PROMOTERS

### Name, Address, Occupation, Security Holdings and Involvement with Other Reporting Issuers

The board of directors of the Company consists of five individuals. Each director will hold office until the next annual meeting of shareholders or until his or her successor is elected or appointed. There are currently no sub-committees of the board of directors. The following are the names and municipalities of residence of the directors and officers of the Company, their current positions with the Company, and their current principal occupation:

| Name, Municipality of Residence and Position with the Company | Director or Officer Since | Number of Common Shares owned | Principal Occupation |
|---|---|---|---|
| G. Michael Newman, President, Chief Executive Officer and Director Richmond Hill, Ontario | April 28, 2004 | 166,667 | President and Chief Executive Officer of InterRent International Properties Inc. |
| Brian Patrick Vallesi [(1)], Chief Financial Officer, Secretary and Director Mississauga, Ontario | April 28, 2004 | 166,667 | President of One World Finance Corp. |
| James Alexander Irwin Case [(1)], Director Vancouver, British Columbia | April 28, 2004 | 166,667 | Executive Vice-President of Travelers Financial Group |
| Robert G.A. Macdonald, Director Burlington, Ontario | July 23, 2004 | 66,667 | Corporate Director |
| Michael Daniel Pecar [(1)], Director Oakville, Ontario | April 28, 2004 | 166,667 | President of The Docke Shoppe Inc., retailer |

Note:

(1) Member of the audit committee of the board of directors. In relation to Brian Patrick Vallesi, the Company is relying upon the exemption from the audit committee independence requirements for venture issuers pursuant to Part 6 of Multilateral Instrument 52-110. There are no other committees of the board of directors.

The total aggregate number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercisable by all directors and officers of the Company is 733,335 which is equal to approximately 18.04% of the issued and outstanding Common Shares if a Minimum Offering is subscribed and approximately 10.43% of the issued and outstanding Common Shares if a Maximum Offering is subscribed. G. Michael Newman is also a promoter of the Company. The number of Common shares beneficially owned, directly or indirectly or over which control or direction is exercised, by Mr. Newman is 166,667 Common Shares which is equal to approximately 4.10% if the Minimum Offering is subscribed and approximately 2.37% if the Maximum Offering is subscribed.

In addition to any other requirements of the Exchange, the Exchange expects management of the Company to meet a high management standard. The directors and officers of the Company, on a collective basis, possess the appropriate experience, qualifications and history to be capable of identifying, investigating and acquiring a Significant Asset.

**Management of the Company**

***G. Michael Newman***, Director, 59 years of age – Mr. Newman's primary occupation is to serve as President and Chief Executive Officer and director of InterRent International Properties Inc., a public company listed on the TSX Venture Exchange. Mr. Newman has held the position of President and Chief Executive Officer since September 1997. He is also Managing Director of Adevam Investments Inc., a Toronto based investment banking firm, a position he has held since October 1989. He has considerable sophisticated business experience which is expected to prove valuable to the Resulting Issuer. Mr. Newman currently serves as director for a number of public companies including Inspiration Mining Corporation (TSX.V), Lombardi Media Corporation (TSX.V) and The Skor Food Group Inc. (TSX.V). Mr. Newman also serves as a director of Ribbon Capital Corp., a capital pool company, in respect of which a prospectus has been filed for its initial public offering and a listing on the Exchange has been conditionally approved. It is expected that, initially, Mr. Newman will devote approximately 10% of his time to the affairs of the Company.

***Brian Patrick Vallesi,*** Chief Financial Officer, Secretary and Director, 46 years of age – Mr. Vallesi has been a private lender and finance broker since September 2001 and is currently the President of One World Finance Corp. Prior to this, Mr. Vallesi served over 13 years in Scotiabank's commercial lending division from April 1988 to September 2001, his most recent position being that of Senior Relationship/Account Manager, Commercial Lending. Mr. Vallesi moved to Scotiabank after working with American Express in their Merchandise Audit Division and prior to that articling for the accounting firm of Zittrer, Siblin, Stein, Levine, which has since merged with Ernst &Young LLP. Mr. Vallesi received an undergraduate degree from The University of Western Ontario in 1980, a Bachelor of Commerce from The University of Windsor in 1982 and a Master of Business Administration from The University of Windsor in 1983. Mr. Vallesi has considerable sophisticated business experience which is expected to prove valuable to the Resulting Issuer. It is expected that, initially, Mr. Vallesi will devote approximately 10% of his time to the affairs of the Company.

***James (Jim) Alexander Irwin Case,*** Director, 44 years of age – Mr. Case's primary occupation is to serve as Executive Vice-President of Travelers Financial Group, a $150 million per annum financial services company. Mr. Case has held this position since 1990 and is responsible for all sales, marketing and general operations of the group. Prior to this, Mr. Case was the founder of Lease West Financial Corporation, which was the predecessor company to Travelers Financial Group. Prior to that, he held various positions with CITI Bank Canada in their leasing and asset based finance division. Mr. Case currently serves as a director for a number of companies, including Travelers Financial Corporation, Travelers Acceptance Corporation, Travelers Leasing Corporation, Intuition Financial Corporation, Westport Capital Inc. and the Royal Vancouver Yacht Club. Mr. Case has considerable sophisticated business experience which is expected to prove valuable to the Resulting Issuer. It is expected that, initially, Mr. Case will devote approximately 5% of his time to the affairs of the Company; however as a director, it is expected that Mr. Case will devote such time and expertise as is required by the Company.

***Robert G.A. Macdonald***, Director, 57 years of age – Mr. Macdonald served as President and Chief Executive Officer of Afton Food Group Ltd. (TSX.V) ("Afton"), through its subsidiaries a franchisor in the quick service restaurant industry, from 1993, and certain of its subsidiaries from 1987, until his retirement as an officer in 2003. Mr. Macdonald remains a member of Afton's board of directors. Prior to this, Mr. Macdonald owned and operated Ocean II Distributors Limited, a floor-covering distributor in Vancouver, British Columbia, of which he was an executive officer and director, and founder of its predecessor, until the sale of the business in 1984. Prior to that, he worked for Armstrong World Industries as a district manager and New York Life Insurance as an underwriter. Mr. Macdonald has substantial experience in franchising, real estate, the quick service restaurant industry and the distribution industry. Currently, Mr. Macdonald is examining a number of business opportunities. Mr. Macdonald serves as a director of a number of public companies including Afton, The Skor Food Group Inc. (TSX.V) and Eclips Inc. (TSX.V). He brings his 35 years of business and senior management experience to the Company's board of directors as well as his over ten years of public company experience. It is expected that, initially, Mr. Macdonald will devote approximately 5% of his time to the affairs of the Company; however as a director, it is expected that Mr. Macdonald will devote such time and expertise as is required by the Company.

***Michael Daniel Pecar,*** Director, 46 years of age – Mr. Pecar's primary occupation is to serve as President of The Dock Shoppe Inc., a private Ontario corporation, one of the largest marine retailers in the country. Mr. Pecar has held this position since May 1987. Prior to this, Mr. Pecar was a real estate sales representative with Forest Hill Real Estate Inc. and a member of The Toronto Real Estate Board. He has considerable sophisticated business experience, which is expected to prove valuable to the Resulting Issuer. It is expected that, initially, Mr. Pecar will devote approximately 5% of his time to the affairs of the Company; however, as a director, it is expected that Mr. Pecar will devote such time and expertise as is required by the Company.

### Other Reporting Issuer Experience

The following table sets out the directors, officers and promoters of the Company that are, or have been within the last five years, directors, officers or promoters of other issuers that are or were reporting issuers in any Canadian jurisdiction:

| Name | Name of Reporting Issuer | Name of Exchange or Market (if applicable) | Position | From | To |
|---|---|---|---|---|---|
| G. Michael Newman[(1)] | InfoLink Technologies Ltd. | TSX Venture Exchange | Director | July 1999 | March 2001 |
| | Inspiration Mining Corporation | TSX Venture Exchange | Director | February 2004 | Present |
| | InterRent International Properties Inc. | TSX Venture Exchange | Director, President and CEO | September 1997 | Present |

| | | | | | |
|---|---|---|---|---|---|
| | Lombardi Media Corporation | TSX Venture Exchange | Director | July 2002 | Present |
| | Racad Technologies Ltd. | Canadian Dealing Network | Director | June 1996 | September 1997 |
| | The Skor Food Group Inc. | TSX Venture Exchange | Director | August 1997 | Present |
| Robert G.A. Macdonald | Afton Food Group Ltd. | TSX Venture Exchange | Director<br>President and CEO | October 1993 | Present<br>October 2003 |
| | The Skor Food Group Inc. | TSX Venture Exchange | Director | June 2002 | Present |
| | Eclips Inc. | TSX Venture Exchange | Director | April 2004 | Present |

Notes:

(1) Mr. Newman is also a director of Ribbon Capital Corp., a company which has filed a prospectus and in respect of which a listing on the Exchange has been conditionally approved.

## Corporate Cease Trade Orders or Bankruptcies

Other than as set forth the below, no director, officer, Insider or promoter of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company is, or within the ten (10) years prior to the date of this prospectus has been, a director, officer, Insider or promoter of any other issuer that, while that Person was acting in that capacity:

(a) was the subject of a cease trade or similar order, or an order denied the other issuer access to any exemptions under applicable securities legislation for a period of more than thirty (30) consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

On July 13, 2004, Afton, a company of which Robert G.A. Macdonald is a director and former President and Chief Executive Officer, obtained protection under the *Bankruptcy and Insolvency Act* (Canada) (the "BIA") in response to a demand and notice of intention to enforce security issued by Afton's secured lenders on the basis that Afton was in default of certain provisions of their lending agreement. Effective July 16, 2004, Afton received restructuring protection by obtaining a court order to continue the proceedings commenced under the BIA under the *Companies' Creditors Arrangement Act* (Canada) (the "CCAA"). The initial CCAA order expires on August 15, 2004.

**Penalties or Sanctions**

No director, officer, Insider or promoter of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has:

(a) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by any securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that would be likely to be considered important to a reasonable investor making an investment decision.

Robert G.A. Macdonald is named as a co-defendant in a civil action commenced in the Ontario Superior Court of Justice on May 24, 2000 by Greenwin Construction Company Limited, Chestermere Investments Limited, Twigg Holdings Limited, Metropolitan Life Insurance Company, Yeoman Investments Limited and Swindon Investments Limited, carrying on business as the Yonge-Eglinton Centre. The plaintiffs have also named, among others, Ruffage International Inc. and Ruffage Food (E.C.) Corporation, the former a company in respect of which Mr. Macdonald was previously a director and the later a company in respect of which Mr. Macdonald is currently a director. The plaintiffs' claim is for damages in the amount of $75,000 for breach of lease, inducing breach of contract, interference with economic relations, conspiracy, a declaration that Ruffage International Inc. is liable to perform duties under a lease and a declaration that Mr. Macdonald, among others, is personally liable to the plaintiffs for all damages, interest and costs of the proceeding. The defendants, including Mr. Macdonald, have defended the action and have denied all liability.

Mr. Macdonald is also a named co-defendant in a civil action commenced in the Court of Queen's Bench of Alberta on April 5, 2002 by 890592 Alberta Ltd., operating as "Robin's Donuts and 241 Pizza", Harjit Pandher and Pritham Dhaliwal. The plaintiffs have also named, among others, Robin's Foods Inc. and 241 Pizza (1997) Inc., two companies in respect of which Mr. Macdonald was formerly an officer and director. The plaintiffs' claim is for damages in the amount of $250,000 for misrepresentation in *pro forma* financial statements and for breach of contract in respect of franchise agreements. The defendants, including Mr. Macdonald, have defended the action and have denied all liability. In addition, the defendants have counterclaimed against the plaintiffs for damages in the amount of $436,265.12 for breach of the franchise agreements.

In addition, Mr. Macdonald and Ruffage Food (E.C.) Corporation were named, among others, as co-defendants in a civil action commenced in the Ontario Court of Justice (General Division) on October 21, 1993 by an individual by the name of Dwight Kreick in respect of the purchase and sale of a restaurant wherein the plaintiff alleged that the defendants made false, fraudulent or negligent misrepresentations. The action brought against Mr. Macdonald was dismissed with prejudice to the plaintiff. Damages were awarded to the plaintiff against Ruffage Food (E.C.) Corporation in the sum of $125,000.

**Personal Bankruptcies**

No director, officer, Insider or promoter of the Company, or a shareholder holding sufficient securities of the Company to affect materially the control of the Company, or a personal holding company of any such Persons has, within the 10 years before the date of this prospectus, as applicable, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver or receiver manager or trustee appointed to hold the assets of that individual.

**Conflict of Interests**

There are potential conflicts of interest to which all of the directors, officers, Insiders and promoters of the Company will be subject in connection with the operations of the Company. Some of the directors, officers, Insiders and promoters are engaged in and will continue to be engaged in corporations or businesses which may be in competition with the search by the Company for businesses or assets in order to close a Qualifying Transaction. Accordingly, situations may arise where some of the directors, officers and Insiders will be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies as provided under the *Business Corporations Act* (Ontario).

## EXECUTIVE COMPENSATION

**Remuneration**

Except as set out below or otherwise disclosed in this prospectus, prior to Completion of a Qualifying Transaction, no payment of any kind has been made, or will be made, directly or indirectly, by the Company to a Non Arm's Length Party to the Company or a Non Arm's Length Party to the Qualifying Transaction, or to any Person engaged in investor relations activities in respect of the securities of the Company or any Resulting Issuer by any means, including:

(a) remuneration, which includes but is not limited to:

  (i) salaries;

  (ii) consulting fees;

  (iii) management contract fees or directors' fees;

  (iv) finders fees;

  (v) loans, advances, bonuses; and

(b) deposits and similar payments.

However, the Company may reimburse Non Arm's Length Parties for the Company's reasonable allocation of rent, secretarial services and other general administrative expenses, at fair market value ("Permitted Reimbursement"). No reimbursement may be made for any payment made to lease or buy a vehicle. There has been no reimbursement made by the Company to date.

The Company has reserved 406,666 Common Shares in the event the Minimum Offering is subscribed and up to 703,332 Common Shares in the event the Maximum Offering is subscribed for Incentive Options to be issued to its directors and officers. See "Options to Purchase Securities".

Following completion of the Qualifying Transaction, it is anticipated that the Company shall pay compensation to its directors and officers. However, no payment other than the Permitted Reimbursements, will be made by the Company or by any party on behalf of the Company, after Completion of the Qualifying Transaction, if the payment relates to services rendered or obligations incurred or in connection with the Qualifying Transaction.

## DILUTION

### Dilution

Purchasers of Common Shares under this prospectus will suffer an immediate dilution of 9.02%or $0.0270 per Common Share on the basis of there being 4,066,665 Common Shares issued and outstanding following completion of the Minimum Offering and an immediate dilution of 5.21% or $0.0156 per Common Share on the basis of there being 7,033,325 Common Shares issued and outstanding following completion of the Maximum Offering. Dilution has been computed on the basis of total gross proceeds to be raised by this prospectus and from sales of securities prior to filing this prospectus, without deduction of commissions or related expenses incurred by the Company.

## RISK FACTORS

### Risk Factors

There are a number of risks inherent in making an investment in the Common Shares. The list below outlines the material risk factors that should be considered by Persons considering purchasing the Common Shares.

(a) The Company was only recently incorporated, has not commenced commercial operations and has no assets other than cash. It has no history of earnings, and shall not generate earnings or pay dividends until at least after Completion of the Qualifying Transaction. See "Corporate Structure" and "Business of the Company".

(b) Investment in the Common Shares offered by this prospectus is highly speculative given the proposed nature of the Company's business and its present stage of development. See "Business of the Company".

(c) The directors and officers of the Company will devote only a portion of their time to the business and affairs of the Company and some of them are or will be engaged in other projects or businesses such that conflicts of interest may arise from time to time. See "Directors, Officers and Promoters".

(d) Assuming completion of the Offering, an investor will suffer an immediate dilution to its investment of 9.02% or $0.0270 per Common Share if a Minimum Offering is subscribed and an immediate dilution of 5.21% or $0.0156 per Common Share if a Maximum Offering is subscribed. See "Dilution".

(e) There can be no assurance that an active and liquid market for the Company's Common Shares will develop and an investor may find it difficult to resell its Common Shares. See "Plan of Distribution".

(f) Until Completion of a Qualifying Transaction, the Company is not permitted to carry on any business other than the identification and evaluation of potential Qualifying Transactions. See "Business of the Company".

(g) The Company has only limited funds with which to identify and evaluate potential Qualifying Transactions and there can be no assurance that the Company will be able to identify a suitable Qualifying Transaction. See "Business of the Company" and "Use of Proceeds".

(h) Even if a proposed Qualifying Transaction is identified, there can be no assurance that the Company will be able to successfully complete the transaction. See "Business of the Company".

(i) Completion of a Qualifying Transaction is subject to a number of conditions including acceptance by the Exchange and in the case of a Non Arm's Length Qualifying Transaction, Majority of the Minority Approval. See "Business of the Company".

(j) Unless the shareholder has the right to dissent and be paid fair value in accordance with applicable corporate or other law, a shareholder who votes against a proposed Non Arm's Length Qualifying Transaction for which Majority of the Minority Approval by shareholders has been given will have no rights of dissent and no entitlement to payment by the Company of fair value for the Common Shares. See "Business of the Company".

(k) Upon public announcement of a proposed Qualifying Transaction, trading in the Common Shares of the Company will be halted and will remain halted for an indefinite period of time, typically until a Sponsor has been retained and certain preliminary reviews have been conducted. The Common Shares of the Company may be reinstated to trading before the Exchange has reviewed the transaction and before the Sponsor has completed its full review. Reinstatement to trading provides no assurance with respect to the merits of the transaction or the likelihood of the Company completing the proposed Qualifying Transaction. See "Business of the Company".

(l) Trading in the Common Shares of the Company may be halted at other times for other reasons, including for failure by the Company to submit documents to the Exchange in the time periods required. See "Business of the Company".

(m) The Exchange will generally suspend trading in the Company's Common Shares or delist the Company in the event that the Exchange has not issued a Final Exchange Bulletin within 18 months from the date of listing. See "Business of the Company".

(n) Neither the Exchange nor any securities regulatory authority passes upon the merits of the proposed Qualifying Transaction.

(o) In the event that management of the Company resides outside of Canada or the Company identifies a foreign business as a proposed Qualifying Transaction, investors may find it difficult or impossible to effect service or notice to commence legal proceedings upon any management resident outside of Canada or upon the foreign business and may find it difficult or impossible to enforce against such persons, judgments obtained in Canadian courts. See "Directors, Officers and Promoters" and "Business of the Company".

(p) The Qualifying Transaction may be financed in all or part by the issuance of additional securities by the Company and this may result in further dilution to the investor, which dilution may be significant and which may also result in a change of control of the Company. See "Business of the Company".

(q) Subject to prior Exchange acceptance, the Company may be permitted to loan or advance up to an aggregate of $250,000 of its proceeds to a target business without requiring shareholder approval and there can be no assurance that the Company will be able to recover that loan. See "Use of Proceeds".

As a result of these factors, the Offering is suitable only to investors who are willing to rely solely on management of the Company and who can afford to lose their entire investment. Those investors who are not prepared to do so should not invest in the Common Shares.

## LEGAL PROCEEDINGS

There are no legal proceedings to which the Company is or is likely to be a party.

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of directors, officers and any shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares of the Company or any known Associates or Affiliates of such Persons, in any transaction since incorporation of the Company, or in any proposed transaction, that has materially affected or will materially affect the Company.

## RELATIONSHIP BETWEEN THE COMPANY AND THE AGENTS

The Company is not a related issuer or connected issuer (as such terms are defined in National Instrument 33-105 - Underwriting Conflicts).

## AUDITORS, TRANSFER AGENTS AND REGISTRARS

### Auditors

The Company's auditors are Schwartz Levitsky Feldman LLP, 1167 Caledonia Road, North York, Ontario M6A 2X1.

### Transfer Agent and Registrar

The Company's transfer agent and registrar is Equity Transfer Services Inc. at its principal office in Toronto, Ontario.

## RELATIONSHIP BETWEEN THE COMPANY AND PROFESSIONAL PERSONS

The legal counsel of the Company is Cassels Brock & Blackwell LLP, 40 King Street West, Scotia Plaza, Suite 2100, Toronto, Ontario M5H 3C2. At the date hereof, the partners and associates of Cassels Brock & Blackwell LLP do not own any Common Shares. No partner or associate of Cassels Brock & Blackwell LLP is expected to be elected as a director, senior officer or employee of the Company or of an Associate or Affiliate of the Company, or a promoter of the Company or an Associate or Affiliate of the Company.

The legal counsel of the Agents is Aird & Berlis LLP, BCE Place, Suite 1800, P.O. Box 754, 181 Bay Street, Toronto, Ontario M5J 2T9. At the date hereof, the partners and associates of Aird & Berlis LLP do not own any Common Shares. No partner or associate of Aird & Berlis LLP is expected to be elected as a director, senior officer or employee of the Company or of an Associate or Affiliate of the Company, or a promoter of the Company or an Associate or Affiliate of the Company.

The auditors of the Company are Schwartz Levitsky Feldman LLP, 1167 Caledonia Road, North York, Ontario M6A 2X1. At the date hereof, the partners and associates of Schwartz Levitsky Feldman LLP do not own any Common Shares. No partner or associate of Schwartz Levitsky Feldman LLP is expected to be elected as a director, senior officer or employee of the Company or of an Associate or Affiliate of the Company, or a promoter of the Company or an Associate or Affiliate of the Company.

## MATERIAL CONTRACTS

The Company has not entered into any contracts material to investors in the Common Shares hereunder, other than:

1. The Transfer Agency and Registrarship Agreement dated as of July 27, 2004 between the Company and the Transfer Agent.

2. The Escrow Agreement dated as of July 27, 2004 between the Company, the Transfer Agent and those shareholders that executed such Escrow Agreement referred to under "Escrowed Securities".

3. The Agency Agreement dated as of July 27, 2004 between the Company and the Agents referred to under "Plan of Distribution".

The material contracts described above may be inspected at the offices of Research Capital Corporation in Vancouver, British Columbia at 564-1055 Dunsmuir Street, P. O. Box 49356 Four Bentall Centre, Vancouver, BC V7X 1L4, Calgary, Alberta at Sun Life Plaza II, 140, 4th Avenue S.W. Ste. 1330, Calgary, AB T2P 3N3 and Toronto, Ontario at Ernst & Young Tower, 222 Bay Street, Suite 1500, Toronto-Dominion Centre, P.O. Box 265, Toronto, ON M5K 1J5 during normal business hours during the period of the distribution of the Common Shares being distributed hereunder and for a period of thirty days thereafter.

## PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RECISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

**Schwartz Levitsky Feldman llp**
CHARTERED ACCOUNTANTS
TORONTO, MONTREAL, OTTAWA

# AUDITORS' CONSENT

We have read the prospectus of Seder Capital Corp. (the "Company") dated July 27, 2004 relating to the issue and sale of a minimum of 3,333,330 common shares in the capital of the Company (the "Common Shares") and a maximum of 6,299,990 Common Shares at a price of $0.30 per Common Share. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the directors of the Company on the interim balance sheet of the Company as at May 21, 2004 and the interim statements of operations, deficit and cash flows for the period from incorporation on April 28, 2004 to May 21, 2004. Our report is dated May 25, 2004 except for note 4, which is as of July 27, 2004.

Toronto, Ontario
July 27, 2004

*"Schwartz Levitsky Feldman LLP"*
Chartered Accountants

1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel: 416 785 5353
Fax: 416 785 5663

# SEDER CAPITAL CORP.

## INTERIM FINANCIAL STATEMENTS

## MAY 21, 2004

# SEDER CAPITAL CORP.

## INTERIM FINANCIAL STATEMENTS

## MAY 21, 2004

## TABLE OF CONTENTS

# AUDITORS' REPORT

To the Directors of
Seder Capital Corp.

We have audited the interim balance sheet of Seder Capital Corp. (the "Company") as at May 21, 2004 and the interim statements of operations and deficit and cash flows for the period from April 28, 2004 (date of incorporation) to May 21, 2004. These interim financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these interim financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the interim financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the interim financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall interim financial statement presentation.

In our opinion, these interim financial statements present fairly, in all material respects, the financial position of the Company as at May 21, 2004 and the results of its operations and the changes in its financial position for the period from April 28, 2004 (date of incorporation) to May 21, 2004 in accordance Canadian generally accepted accounting principles.

Toronto, Ontario
May 25, 2004, except for
note 4 which is as of July 27, 2004

*"Schwartz Levitsky Feldman LLP"*
Chartered Accountants

# SEDER CAPITAL CORP.
## Interim Balance Sheet
## As at May 21, 2004

**ASSETS**

| | | |
|---|---|---|
| CURRENT ASSETS | | |
| Cash | $ | 84,300 |
| Prepaid expenses | | 15,700 |
| | $ | 100,000 |

**LIABILITIES**

| | | |
|---|---|---|
| CURRENT LIABILITIES | | |
| Accrued liabilities | $ | 15,501 |

**SHAREHOLDERS' EQUITY**

| | | |
|---|---|---|
| CAPITAL STOCK (note 3) | | 100,000 |
| DEFICIT | | (15,501) |
| | | 84,499 |
| | $ | 100,000 |

The accompanying notes are an integral part of these interim financial statements.

APPROVED ON BEHALF OF THE BOARD

*"G. Michael Newman"*
(signed) G. Michael
Newman
Director

*"Brian Patrick Vallesi"*
(signed) Brian Patrick
Vallesi
Director

# SEDER CAPITAL CORP.

## Interim Statement of Operations and Deficit

### For the period from April 28, 2004 (date of incorporation) to May 21, 2004

| | |
|---|---|
| REVENUE | $ - |
| EXPENSES | |
| Professional fees | 15,501 |
| NET LOSS AND DEFICIT, END OF PERIOD | $ (15,501) |

The accompanying notes are an integral part of these interim financial statements.

# SEDER CAPITAL CORP.

## Interim Statement of Cash Flows
### For the period from April 28, 2004 (date of incorporation) to May 21, 2004

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net loss | $ | (15,501) |
| Increase in prepaid expenses | | (15,700) |
| Increase in accrued liabilities | | 15,501 |
| | | (15,700) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Share capital issued for cash | | 100,000 |
| INCREASE IN CASH | | 84,300 |
| Cash, beginning of period | | - |
| CASH, END OF PERIOD | $ | 84,300 |

The accompanying notes are an integral part of these interim financial statements.

# SEDER CAPITAL CORP.
## Notes to Interim Financial Statements
## May 21, 2004

1. NATURE OF OPERATIONS AND FUTURE OPERATIONS

Seder Capital Corp. (the "Company"), a Capital Pool Company ("CPC"), is an issuer that is currently proposing a listing on the TSX Venture Exchange Inc. (the "Exchange") in accordance with Policy 2.4 of the Exchange. The Company was incorporated pursuant to the provisions of the *Business Corporations Act* (Ontario) on April 28, 2004. The Exchange's CPC program was designed as a corporate finance vehicle to provide businesses with an opportunity to obtain financing earlier in their development than might be possible with a regular initial public offering ("IPO"). The CPC program permits an IPO to be conducted and an Exchange listing to be achieved by a newly created company which, other than cash, has no assets and has no business or operations. The Company then uses this pool of funds to identify and evaluate assets or businesses to be acquired , subject and to the approval of the Exchange, which would reasonably appear to constitute significant assets and the acquisition of which would reasonably appear to constitute a "Qualifying Transaction" under the CPC program of the Exchange. A "Non Arm's Length Qualifying Transaction" (as defined in the policies of the Exchange) is also subject to "Majority of Minority Approval" (as defined in the policies of the Exchange). This will, ultimately, result in the Company obtaining a listing as a regular Tier 1 or Tier 2 Issuer (as defined in the policies of the Exchange) on the Exchange. The operations of the Company were funded by the issuance of seed shares. The continued operations of the Company is dependent on its ability to complete the Qualifying Transaction, complete sufficient public equity financing and generate profitable operations in the future. *The gross proceeds raised from the IPO may only be used to identify a Qualifying Transaction,* with the exception that the lesser of 30% of the gross proceeds and $210,000 may be used to cover prescribed costs of issuing the common shares in the capital of the Company (the "Common Shares") or administrative and general expenses of the Company. The Company has sought a waiver in respect of such limit to a maximum of $300,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of interim financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements and the reported amount of revenues and expenses during the reporting period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

3. CAPITAL STOCK

a) Authorized

An unlimited number of Common Shares without par value

b) Issued

| | | |
|---|---|---|
| 666,668 Common Shares | $ | 100,000 |

c) Escrowed Shares

All of the 666,668 Common Shares issued as of May 21, 2004 and the Common Shares issued and described in note 4(b) prior to the Offering (note 4(a)) and all Common Shares that may be acquired from treasury of the Company by Non Arm's Length Parties, as defined in the policies of the Exchange, either under the Offering or otherwise prior to completion of the Qualifying Transaction will be deposited with the trustee under the escrow agreement.

All Common Shares acquired on exercise of stock options prior to completion of the Qualifying Transaction, must also be deposited in escrow until the final exchange bulletin is issued.

All Common Shares of the Company acquired in the secondary market prior to the completion of a Qualifying Transaction by a Control Person, as defined in the policies of the Exchange, are required to be deposited in escrow. Subject to certain permitted exemptions, all securities of the Company held by the principals of the resulting issuer will also be escrowed.

All Common Shares deposited in escrow and to be released subject to completion of a Qualifying Transaction will be cancelled upon the issuance of an Exchange bulletin delisting the Common Shares.

4. SUBSEQUENT EVENT

a) On July 27, 2004 the Company filed a prospectus in connection with its proposed listing on the Exchange as a CPC. The Company intends to offer a minimum of 3,333,330 Common Shares and a maximum of 6,299,990 Common Shares at a price of $0.30 per share (the "Offering").

b) On July 23, 2004, the Company issued 66,667 Common Shares for total consideration of $10,000 to a newly elected director as additional seed capital.

c) Agents' Compensation

The Company intends to grant Research Capital Corporation, First Associates Investments Inc. and Canaccord Capital Corporation (collectively, the "Agents") options to purchase that number of Common Shares equal to 8% of the aggregate number of Common Shares sold pursuant to the Offering at a price of $0.30 per Common Share. These options will be available for exercise for a period of 12 months from the date of closing of the Offering. In addition, the Company has agreed to pay a commission equal to 8% of the gross proceeds of the Offering and a corporate finance fee of $10,000 plus GST to the Agents.

d) Incentive Stock Options

The Company will grant incentive stock options to its directors and officers to purchase an aggregate of 10% of the issued and outstanding Common Shares after giving effect to the Offering at an exercise price of $0.30 per Common Share, exercisable for a period of five years from the date granted (the "Incentive Stock Options"). The Incentive Stock Options must be granted within 90 days of the issuance of a receipt for the prospectus in respect of the Offering.

## CERTIFICATE OF THE COMPANY

Dated: July 27, 2004

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part XV of the *Securities Act* (Ontario), Part 8 of the *Securities Act* (Alberta) and Part 9 of the *Securities Act* (British Columbia), and the respective regulations thereunder.

*"G. Michael Newman"*
(signed) G. Michael Newman
President and Chief Executive Officer

*"Brian Patrick Vallesi"*
(signed) Brian Patrick Vallesi
Chief Financial Officer and Secretary

On behalf of the board of directors

*"James Alexander Irwin Case"*
(signed) James Alexander Irwin Case
Director

*"Michael Daniel Pecar"*
(signed) Michael Daniel Pecar
Director

*"Robert G.A. Macdonald"*
(signed) Robert G.A. Macdonald
Director

## CERTIFICATE OF THE PROMOTER

Dated: July 27, 2004

The following constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part XV of the *Securities Act* (Ontario), Part 8 of the *Securities Act* (Alberta) and Part 9 of the *Securities Act* (British Columbia), and the respective regulations thereunder.

*"G. Michael Newman"*
(signed) G. Michael Newman

## CERTIFICATE OF THE AGENTS

Dated: July 27, 2004

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part XV of the *Securities Act* (Ontario), Part 8 of the *Securities Act* (Alberta) and Part 9 of the *Securities Act* (British Columbia), and the respective regulations thereunder.

**RESEARCH CAPITAL CORPORATION**
**Per:**
"*Jovan Stupar*"
(signed) Jovan Stupar

**FIRST ASSOCIATES INVESTMENTS INC.**
**Per:**
"*Nihal Cassim*"
(signed) Nihal Cassim

**CANACCORD CAPITAL CORPORATION**
**Per:**
"*Jean-Yves Bourgeois*"
(signed)Jean-Yves Bourgeois

## SCHEDULE "B"

**Financial Statements**

1. Audited Financial Statements of Covalon Technologies Inc. (formerly Uroteq Inc.) for the years ended September 30, 2004, 2003 and 2002.
2. Audited Financial Statements of Seder Capital Corp. for the period ended October 31, 2004.
3. Pro-Forma Financial Statements of Seder Capital Corp. and Covalon Technologies Inc.

# Covalon Technologies Inc.
# (formerly Uroteq Inc.)
## (a development stage company)
## Financial Statements
**For the years ended**
**September 30, 2004, 2003 and 2002**

**Contents**

BDO

**BDO Dunwoody LLP**
Chartered Accountants
and Advisors

Royal Bank Plaza
P.O. Box 32
Toronto, Ontario, Canada M5J 2J8
Telephone: (416) 865-0200
Telefax: (416) 865-0887

# Auditors' Report

**To the Directors of**
**Covalon Technologies Inc. (formerly Uroteq Inc.)**

We have audited the balance sheets of Covalon Technologies Inc. (formerly Uroteq Inc.) (a development stage company) as at September 30, 2004 and 2003 and the statements of operations and deficit and cash flows for each of the years in the three year period ended September 30, 2004 and for the period from the date of inception on July 7, 1993 to September 30, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended September 30, 2004 and for the period from the date of inception on July 7, 1993 to September 30, 2004 in accordance with Canadian generally accepted accounting principles.

(signed) *"BDO DUNWOODY LLP"*

Chartered Accountants
Toronto, Ontario
October 26, 2004 (except Note 10, which is as of November 10, 2004)

## Covalon Technologies Inc. (formerly Uroteq Inc.)
(a development stage company)
## Balance Sheets

| September 30 | 2004 | 2003 |
|---|---|---|
| **Assets** | | |
| **Current** | | |
| Cash | $ 691,653 | $ 454,292 |
| Accounts receivable | 51,557 | 18,902 |
| Refundable investment tax credits (Note 9(e)) | 199,794 | 323,540 |
| Prepaid expenses | 35,266 | 30,946 |
| Deferred financing costs | 38,176 | - |
| | 1,016,446 | 827,680 |
| **Capital assets** (Note 1) | 228,635 | 84,728 |
| **Other assets** (Note 2) | 188,606 | 183,811 |
| **Deferred development costs** (Note 11, Schedule) | 1,525,880 | 1,064,275 |
| | $ 2,959,567 | $ 2,160,494 |
| **Liabilities and Shareholders' Equity** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | $ 372,148 | $ 643,155 |
| Convertible debentures (Note 3) | 1,337,059 | - |
| Loan payable (Note 4) | 220,000 | 42,098 |
| | 1,929,207 | 685,253 |
| **Shareholders' equity** | | |
| Share capital and warrants (Note 5) | 6,213,312 | 5,819,575 |
| Deficit accumulated during development stage | (5,182,952) | (4,344,334) |
| | 1,030,360 | 1,475,241 |
| | $ 2,959,567 | $ 2,160,494 |

On behalf of the Board:

________________ Director

________________ Director

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

## Covalon Technologies Inc. (formerly Uroteq Inc.)
### (a development stage company)
# Statements of Operations and Deficit

| | **For the Year Ended September 30 2004** | For the Year Ended September 30 2003 | For the Year Ended September 30 2002 | Cumulative from Inception on July 7, 1993 to September 30 2004 |
|---|---|---|---|---|
| **Interest income** | **$ 5,290** | $ 32,627 | $ 21,044 | $ 178,593 |
| **Expenses** | | | | |
| Amortization of capital assets | **35,999** | 21,269 | 9,925 | 73,048 |
| Amortization of patents | **14,586** | 15,538 | 12,407 | 58,940 |
| Amortization of deferred financing costs | **27,268** | - | - | 27,268 |
| Bank charges and interest | **88,104** | 41,796 | 2,371 | 134,964 |
| Capital taxes | **-** | - | - | 5,500 |
| Consulting fees | **20,105** | 155,139 | 356,261 | 722,537 |
| Directors' fees | **11,900** | 19,300 | 19,850 | 80,175 |
| Foreign currency loss (gain) | **(10,061)** | (12,723) | 558 | (22,226) |
| Insurance | **29,891** | 34,539 | 34,596 | 151,874 |
| Management fees (Note 6) | **150,000** | 240,000 | 240,000 | 1,090,000 |
| Management salaries | **-** | - | - | 62,579 |
| Marketing | **177,924** | 4,948 | 30,486 | 220,186 |
| Office and administrative | **56,347** | 42,787 | 32,644 | 146,267 |
| Patent maintenance | **3,662** | 3,258 | 180 | 8,759 |
| Professional fees | **174,762** | 441,047 | 102,718 | 977,647 |
| Rent | **23,973** | 22,908 | 15,025 | 61,906 |
| Research and development (Schedule) | **-** | - | - | 77,189 |
| Telephone | **16,555** | 21,525 | 17,395 | 85,174 |
| Training - professional development | **995** | - | 46,250 | 995 |
| Travel | **21,898** | 74,128 | - | 263,292 |
| Write-down of deferred development costs | **-** | 19,111 | - | 19,111 |
| Write-down of long-term investment | **-** | 7,402 | - | 7,402 |
| Write-down of patents | **-** | 13,912 | - | 13,912 |
| | **843,908** | 1,165,884 | 920,666 | 4,266,499 |
| **Loss before undernoted item** | **(838,618)** | (1,133,257) | (899,622) | (4,087,906) |
| **Termination of merger agreement** (Note 7) | **-** | - | (85,893) | (1,095,046) |
| **Loss for the year** | **(838,618)** | (1,133,257) | (985,515) | $ (5,182,952) |
| **Deficit accumulated during development stage,** beginning of year | **(4,344,334)** | (3,211,077) | (2,225,562) | |
| **Deficit,** end of year | **$ (5,182,952)** | $ (4,344,334) | $ (3,211,077) | |

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

## Covalon Technologies Inc. (formerly Uroteq Inc.)
### (a development stage company)
## Statements of Cash Flows

| | For the Year Ended September 30 2004 | For the Year Ended September 30 2003 | For the Year Ended September 30 2002 | Cumulative from Inception on July 7, 1993 to September 30 2004 |
|---|---|---|---|---|
| **Cash flows from operating activities** | | | | |
| Loss for the year | $ **(838,618)** | $ (1,133,257) | $ (985,515) | $ (5,182,952) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities | | | | |
| Amortization of capital assets | **35,999** | 21,269 | 9,925 | 73,048 |
| Amortization of patents and technology rights | **14,586** | 15,538 | 12,407 | 58,940 |
| Amortization of deferred financing costs | **27,268** | - | - | 27,268 |
| Write-down of patents | **-** | 13,912 | - | 13,912 |
| Write-down of long-term investment | **-** | 7,402 | - | 7,402 |
| Write-down of deferred development costs | **-** | 19,111 | - | 19,111 |
| Foreign exchange gain | **4,299** | (7,421) | - | (3,122) |
| Financing fee paid with shares | **49,400** | 40,000 | - | 89,400 |
| Changes in non-cash working capital balances | | | | |
| Accounts receivable | **(32,655)** | (4,092) | 7,205 | (51,557) |
| Prepaid expenses | **(4,320)** | 14,546 | 118,090 | (35,266) |
| Accounts payable and accrued liabilities | **(271,009)** | 451,455 | 64,142 | 372,146 |
| | **(1,015,050)** | (561,537) | (773,746) | (4,611,670) |
| **Cash flows from investing activities** | | | | |
| Purchase of capital assets (net of investment tax credits) | **(179,905)** | (55,761) | (29,130) | (301,682) |
| Purchase of long-term investment | **-** | - | - | (10,001) |
| Expenditures on deferred development costs (net of investment tax credits) | **(461,605)** | 169,277 | (475,092) | (1,544,991) |
| Decrease (increase) in refundable investment tax credits | **123,746** | (323,540) | - | (199,794) |
| Purchase of patents and technology rights | **(19,380)** | (41,077) | (50,531) | (258,858) |
| | **(537,144)** | (251,101) | (554,753) | (2,315,326) |
| **Cash flows from financing activities** | | | | |
| Expenditures on deferred financing costs | **(65,444)** | - | - | (65,444) |
| Proceeds from loan payable | **220,000** | 200,000 | - | 620,000 |
| Repayment of loan payable | **(42,098)** | (157,902) | - | (400,000) |
| Proceeds from convertible debentures | **1,337,059** | - | - | 1,337,059 |
| Net proceeds on issuance of share capital | **344,337** | 750,000 | 195,120 | 6,123,912 |
| | **1,793,854** | 792,098 | 195,120 | 7,615,527 |
| Foreign exchange gain on cash held | **(4,299)** | 7,421 | - | 3,122 |
| **Net change in cash** | **237,361** | (13,119) | (1,133,379) | 691,653 |
| **Cash**, beginning of year | **454,292** | 467,411 | 1,600,790 | - |
| **Cash**, end of year | $ **691,653** | $ 454,292 | $ 467,411 | $ 691,653 |

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

## Summary of Significant Accounting Policies

September 30, 2004, 2003 and 2002

**Nature of Business**

The company is incorporated under the laws of Ontario and is engaged in the business of developing medical products. To date, the company has focused its efforts on research and development and the raising of capital to fund the development of medical products. Accordingly, the company is considered to be in the development stage. The company has incurred operating losses since inception and its ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be determined at this time. It will be necessary for the company to raise additional funds to commercialize its products and for the continuing development of its technologies.

**Capital Assets**

Capital assets are recorded at cost less related investment tax credits. Amortization is based on the estimated useful life of the asset and is calculated as follows:

| | |
|---|---|
| Furniture and fixtures | - 20% diminishing balance basis |
| Lab equipment | - 20% diminishing balance basis |
| Leasehold improvements | - straight-line basis over 2 years |

**Financing Costs**

Financing costs are deferred and amortized over the terms of the debt or expensed immediately if there are no specific terms of repayment.

**Other Assets**

Other assets include expenditures related to obtaining patents and technology rights and are stated at cost less accumulated amortization. Amortization is being provided on a straight-line basis over the remaining life of the patent being 20 years less the number of years since application for the patent.

**Research and Development**

Research costs are expensed as incurred. Development costs which meet generally accepted criteria, including reasonable assurance regarding recoverability, are deferred and amortized from the beginning of commercial production. Annually, the company reviews the recoverability of deferred development costs through an evaluation of the expected future cash flows from commercialization of the associated products to determine if there has been an impairment in the recoverable amount.

**Investment Tax Credits**

Investment tax credits arising from qualifying scientific research and experimental development costs are recorded as a reduction of deferred development costs or capital asset purchases in the period in which these tax credits are considered reasonably assured to be recovered.

September 30, 2004, 2003 and 2002

**Future Income Taxes**

The company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in operations in the year in which the change occurs.

**Foreign Currency Translation**

Foreign currency accounts are translated into Canadian dollars as follows:

At the transaction date, each asset, liability, revenue and expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in income in the current period.

**Financial Instruments**

Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

All of the company's cash is maintained by one of the major financial institutions.

Cash includes an overdraft balance of $10,021 (2003 - $68,469 cash) denominated in U.S. dollars.

**Stock Based Compensation**

Effective October 1, 2003, the company adopted the recommendations of the CICA with respect to stock-based compensation and other stock-based payments. These standards require that direct awards of stock and liabilities based on the price of common stock be measured at fair value at each reporting date, with the change in fair value reported in the statement of operations, and encourages, but does not require, the use of the fair value method for all other types of employee stock-based compensation plans.

The company decided to adopt the fair value based method of accounting for all its stock-based compensation. Accordingly, the fair value method of accounting is applied for stock options granted to directors, officers, employees and consultants whereby the weighted average fair value of options granted is measured as of the earlier of the period the options are vested or performance is complete and are recognized in the financial statements in accordance with the nature of the services or the assets received. When the awards are exercised, share capital is credited by the sum of the consideration paid together with the related portion previously credited to contributed surplus.

**Use of Estimates**

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of deferred development costs at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

## 1. Capital Assets

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | **Cost** | **Accumulated Amortization** | Cost | Accumulated Amortization |
| Furniture and fixtures | **$ 19,746** | **$ 8,091** | $ 18,687 | $ 5,310 |
| Lab equipment | **276,619** | **59,639** | 97,773 | 27,750 |
| Leasehold improvements | **5,317** | **5,317** | 5,317 | 3,989 |
| | **$ 301,682** | **$ 73,047** | $ 121,777 | $ 37,049 |
| Cost less accumulated amortization | | **$ 228,635** | | $ 84,728 |

## 2. Other Assets

| | **2004** | 2003 |
|---|---|---|
| Patents and technology rights (net of $54,621 accumulated amortization (2003 - $40,035)) | **$ 188,606** | $ 183,811 |

## 3. Convertible Debentures

During the year, the company issued $1,337,059, 10% convertible debentures due April 30, 2005 unless previously redeemed, with interest payable on April 30, 2005. The debentures are secured by the assets of the company.

The debentures are convertible into "Units" immediately prior to the closing of a Going Public Transaction. The debentures are convertible at a price of $0.65 per "Unit". The "Units" are comprised of one common share and one-half warrant if the company has completed a Going Public Transaction on or prior to December 31, 2004 or two common shares and one-half warrant if the company completes the Going Public Transaction after December 31, 2004 (each warrant entitles the holder to acquire one common share at a price of $0.80 per share and expires at the earlier of 18 months following the date of a Going Public Transaction and 5 years from the date of issuance of the warrants). No debentures were converted during the period.

The convertible debentures are financial instruments which contain a liability component as well as a shareholders' equity component. Management has determined that based on the liability component, which represents the present value of the payment obligations, interest and principal, discounted at the rate of interest that would be applicable to a debt only instrument of comparable term and risk, the equity component would only have a nominal value. As a result, the company has presented all the net proceeds of the convertible debenture as a liability in the financial statements.

## 4. Loan Payable

The company obtained $220,000 proceeds from financing. The loan payable is interest-free, secured by an assignment of the company's SR&ED tax credit rebate for the 2004 fiscal year and is due in 2005 after receipt of the SR&ED rebate by the company. During the year, 76,000 common shares were issued at $0.65 per share in lieu of a financing fee.

5. **Share Capital**

(a) Authorized
The authorized common share capital of the company is an unlimited number of shares.

(b) Issued - Common shares and warrants

| | Number of Common Shares | Number of Warrants | Consideration (Net of Issuance Costs) | Warrants |
|---|---|---|---|---|
| Balance, date of inception on July 7, 1993 and balance, September 30, 1998 | 1 | - | $ 1 | $ - |
| Transfer of technology rights | 5,600,000 | - | 560 | - |
| Cash paid by founders for shares issued | 3,399,999 | - | 339 | - |
| Balance, September 30, 1999 | 9,000,000 | - | 900 | - |
| Services | 220,000 | - | 55,000 | - |
| Donated for cancellation | (3,210,000) | - | - | - |
| Cash paid by investors for shares issued | 2,080,000 | - | 1,983,716 | - |
| Issued for long-term investment | 200,000 | - | 1 | - |
| Repurchased for cancellation | (800,000) | - | (80) | - |
| Balance, September 30, 2000 | 7,490,000 | - | 2,039,537 | - |
| Cash paid by investors for shares issued | 1,403,600 | - | 2,794,918 | - |
| Balance, September 30, 2001 | 8,893,600 | - | 4,834,455 | - |
| Cash paid by investor for shares issued | 100,000 | - | 195,120 | - |
| Balance, September 30, 2002 | 8,993,600 | - | 5,029,575 | - |
| Cash paid by investor for shares issued | 1,153,846 | 1,153,846 | 611,538 | 138,462 |
| Shares issued in lieu of financing fee paid | 61,540 | - | 40,000 | - |
| Balance, September 30, 2003 | 10,208,986 | 1,153,846 | $ 5,681,113 | $ 138,462 |
| Share capital and warrants, September 30, 2003 | | | | $ 5,819,575 |

5. **Share Capital** *(continued)*

(b) Issued - Common shares and warrants continued

| | Number of Common Shares | Number of Warrants | Consideration (Net of Issuance Costs) | Warrants |
|---|---|---|---|---|
| Balance, September 30, 2003 | 10,208,986 | 1,153,846 | $ 5,681,113 | $ 138,462 |
| Rights offering | 426,303 | 426,303 | 231,909 | 45,188 |
| Shares issued in lieu of financing fee paid | 76,000 | - | 49,400 | - |
| Debt settlement | 12,308 | - | 8,000 | - |
| Cash paid by investor for shares issued | 146,078 | 73,039 | 85,529 | 9,422 |
| Less: Share issuance costs | - | - | (35,711) | - |
| Balance, September 30, 2004 | 10,869,675 | 1,653,188 | $ 6,020,240 | $ 193,072 |
| **Total Share Capital and Warrants** | | | | $ 6,213,312 |

During the year, 572,381 common shares were issued for cash consideration of $317,438, 426,303 Series I warrants were issued with a value of $45,188 and 73,039 Series II warrants were issued with a value of $9,422. In addition, 76,000 common shares were issued in lieu of financing fees of $49,400 relating to debt issued and 12,308 common shares were issued in lieu of research costs of $8,000.

During the fiscal year 2003, 1,153,846 common shares were issued for cash consideration of $611,538 and 1,153,846 Series I warrants were issued with a value of $138,462. In addition, 61,540 common shares were issued in lieu of financing fees of $40,000 relating to debt issued.

The outstanding Series I and Series II warrants have an exercise price of $0.80 and expire on the earlier of i) December 10, 2005 for Series I warrants and June 2006 for Series II warrants or ii) 90 days after the company has completed a Going Public Transaction. The estimated fair value of warrants issued during the year was determined using the Black-Scholes warrant valuation model with the following implicit assumptions: risk-free rate of interest - 4.5%, dividend rate - NIL, volatility - 100% and a term of 2 years for warrants granted during the rights offering and 2.5 years for warrants granted during the share issuance.

The estimated fair value of warrants issued during the fiscal year 2003 was determined using the Black-Scholes warrant valuation model with the following implicit assumptions: risk-free rate of interest - 4.5%, dividend rate - NIL, volatility - 100% and a term of 2.3 years.

5. **Share Capital** (continued)

(c) Stock Option Plan

The company has Stock Option Agreements with its shareholders, employees, officers, directors and consultants, granting options to them exercisable in whole or in part. Common shares have been reserved for fully exercisable stock options on the following basis:

| | Number of Shares | Exercise Price |
|---|---|---|
| Balance, September 30, 1999 | - | |
| Granted to Inventors | 750,000 | $1.00 |
| Granted to Directors and Officers | 400,000 | $1.00 |
| Balance, September 30, 2000 | 1,150,000 | |
| Granted to Directors and Officers | 855,000 | $2.00 |
| Balance, September 30, 2003 | 2,005,000 | |
| Expired | (275,000) | $1.00 |
| Expired | (75,000) | $2.00 |
| Balance, September 30, 2004 | 1,655,000 | |

Outstanding options expire on January 8, 2005 (875,000) with an exercise price of $1 and January 7, 2005 (785,000) with an exercise price of $2. No stock options were granted in the current year.

Subsequent to year end, 800,000 options with an exercise price of $1 and 547,500 options with an exercise price of $2 will be voluntarily cancelled on the condition that the Going Public Transaction is completed.

6. **Related Party Transactions**

(a) During the year the company paid fees to related parties as follows:

(i) Management fees totaling $150,000 (2003 - $240,000; 2002 - $240,000) to two corporations controlled by officers and directors; and,

(ii) Deferred development costs totaling $120,000 (2003 - $120,000; 2002 - $120,000) to one corporation controlled by an officer and director.

These transactions are in the normal course of operations and are measured at the exchange amount (the amount of consideration established and agreed to by the related parties).

(b) The management fees and deferred development costs are paid pursuant to three separate management agreements, one expired in December 2003 and the remaining two agreements expiring in December 2004. The commitments for the 2005 fiscal year are $180,000.

## 7. Termination of Merger Agreement

During the 2000 fiscal year, the company paid $100,000 as a settlement after terminating a merger agreement with a publicly-traded company.

During the 2002 fiscal year, the company incurred expenditures of $85,893 (2001-$909,153) in the form of professional and due diligence fees to acquire Gericare Providers Inc., a U.S. wound care products retailer.

At September 30, 2001 the company was in compliance with the terms of the purchase and sale agreement. Soon after September 30, the conditions of the financial markets deteriorated to the extent that the financing for the contemplated transaction could not be completed on the original terms and revised terms were not attractive to Covalon.

All expenditures were originally recorded at cost on the balance sheet as either a deposit or deferred expenditures. The company wrote off the remaining expenditures associated with the proposed acquisition in the 2001 fiscal year.

Additional expenditures incurred during 2002 related to this transaction were written off during the 2002 fiscal year.

## 8. Commitments

The company has entered into an operating lease for new premises at 405 Britannia, Mississauga commencing December 1, 2004 and expiring December 31, 2009. The annual rental payments for the first two years are $68,627 payable monthly and $91,855 payable monthly for the remaining portion of the lease.

## 9. Income Taxes

(a) Reconciliation between statutory rate and actual rate

| | **2004** | 2003 | 2002 |
|---|---|---|---|
| Income tax recovery computed at statutory combined basis rate of 36% (September 30, 2003 - 37%) | **$ (301,900)** | $ (419,300) | $ (384,000) |
| Permanent differences | **600** | 1,100 | 1,200 |
| Change in future tax rates | **-** | (100,300) | - |
| Valuation allowance | **301,300** | 518,500 | 382,800 |
| | **$ -** | $ - | $ - |

9. **Income Taxes** (continued)

(b) Future tax assets

The tax effect of the temporary differences that gives rise to future tax assets as of September 30, 2004 and 2003 is presented below. No benefit has been recorded in these financial statements as there is no assurance that the company will generate taxable income to utilize these differences.

| | **2004** | 2003 | 2002 |
|---|---|---|---|
| Non-capital loss carryfowards | **$ 1,366,100** | $ 992,300 | $ 788,100 |
| Capital loss carryforwards | **220,000** | 220,000 | 240,000 |
| Capital and other assets | **35,500** | 15,800 | 16,300 |
| Deferred development costs | **204,000** | 155,300 | (100,500) |
| Other | **43,100** | 42,200 | (28,200) |
| Valuation allowance | **(1,868,700)** | (1,425,600) | (915,700) |
| Future tax asset | **$ -** | $ - | $ - |

(c) The company has non-capital losses carryforward available for income tax purposes as at September 30, 2004 of approximately $3,782,000 which are available to reduce taxable incomes of future years. These losses expire as follows:

| Year | Amount |
|---|---|
| 2006 | $ 135,000 |
| 2007 | 452,000 |
| 2008 | 685,000 |
| 2009 | 880,000 |
| 2010 | 844,000 |
| 2011 | 786,000 |
| | $ 3,782,000 |

(d) The company has capital losses carryforward for income tax purposes as at September 30, 2004 of approximately $1,022,000 which are available to reduce taxable captial gains of future years. These losses do not expire.

9. **Income Taxes** (continued)

(e) Currently, the company can earn federal tax credits at a rate of 35% on the first $2 million of SR&ED expenditures each year (subject to limitations based on prior year's taxable income and total capital) and 20% thereafter. The company should also be eligible for the Ontario Innovation Tax Credit ("OITC") at the rate of 10% subject to similar limitations as the federal credits earned at the 35% rate. A portion of the tax credits is refundable in cash to the company, with the remainder available as an offset against income taxes payable in future years. When the company ceases to be a Canadian controlled private corporation, it will no longer be eligible for the 35% refundable SR&ED credit. It will only be eligible for a 20% federal credit on its SR&ED expenditures which can only be used to offset against income taxes payable.

At September 30, 2004, the company has $231,500 (2003 - $323,540) of federal SR&ED refundable tax credits. The amount of refundable tax credits ultimately received by the company are subject to review by Canada Customs and Revenue Agency and the Ontario Ministry of Finance of the technical and financial aspects of the tax credit claims.

Under the Income Tax Act of Canada, certain expenditures are classified as SR&ED expenditures and for tax purposes are grouped into a pool, which is 100% deductible in the year incurred. This SR&ED expenditure pool can also be carried forward indefinitely and deducted in full in any subsequent year. The balance of the federal SR&ED expenditure pool at September 30, 2004 is $1,831,137 (2003 - $1,376,418) and $2,488,612 for Ontario tax purposes (2003 - $1,787,183).

At September 30, 2004, the company has $17,119 (2003 - $17,119) of unclaimed investment tax credits available to reduce federal income taxes payable in future years. If not utilized, these investment tax credits will expire in 2013.

10. **Subsequent Event**

**Management Bonus**
Subsequent to year end, management will receive a bonus of 181,818 common shares at a price of $0.66 per share for a total of $120,000.

**Agents Fees**
The company has an agency agreement with Y&R Investment Capital Inc. who will act as a corporate finance consultant in connection with the RTO. The company will pay Y&R a consulting fee equal to the number of shares representing 4% of the shares outstanding immediately prior to completing the RTO, including the debentures converted as described below and excluding the management bonus.

**Reverse Take Over**
On September 15, 2004, the company and its principal shareholders entered into a letter of intent with Seder Capital Corp. ("Seder") wherein all of the issued and outstanding shares of the company shall be sold, by way of share exchange, to Seder (the "Transaction").

**10. Subsequent event** (continued)

Pursuant to the proposed acquisition, holders of issued and outstanding common shares of Covalon shall receive 2.2 common shares of Seder for each share held. The convertible debentures (or the Covalon common shares issuable upon conversion of the debentures) will be exchanged for Seder common shares on the basis of approximately 3,384 Seder common shares and 769 Seder warrants for every $1,000 principal amount of debentures held. Holders of Covalon Series I and Series II warrants shall receive one Series I and one Series II warrant of Seder for each Series I and Series II warrant held. Holders of options of Covalon shall receive one option of Seder for each option held.

At the time of closing the Transaction ("Closing date"), the company is expected to have 11,568,564 common shares, 75,000 options to acquire Covalon common shares at an exercise price of $1.00 per share, 237,500 options to acquire Covalon common shares at an exercise price of $2.00 per share, 1,580,149 Series I warrants and 73,039 Series II warrants to acquire Covalon common shares at an exercise price of $0.80 per share and $1,337,059 of convertible debentures. Upon completion of the Transaction, Seder will change its name to "Covalon Technologies Inc.".

Completion of the Transaction and the financing will result in the shareholders of the company holding the majority of the issued and outstanding common shares of Seder. Accordingly, the Transaction will be treated for accounting purposes as a reverse take-over ("RTO") and will be accounted for in accordance with the Canadian Institute of Chartered Accountants guidance under EIC-10 as a capital transaction resulting from the recapitalization of the company.

**11. Projects Under Development**

**Project A - Midstream Urine Testing Device**

Urinary tract infections are a serious health problem affecting millions of people each year. An estimated 90 million tests for urinary tract infections are done each year in Canada and the United States as well as 120 million in Western Europe. A clean catch of midstream urine is important to correctly diagnose an infection. Covalon has developed and patented the only known device capable of separating the forestream and midstream urine. Covalon's midstream urine testing device is in the human testing phase of development.

During the prior year, management questioned the project's commercial viability and no longer intend to produce or market this project. As a result, the deferred development costs were written down to $NIL.

**Project B - Silver Lactate**

Bacterial resistance to antibiotics is one of the greatest challenges facing health care. Many bacteria are resistant to most of the conventional antibiotics available. Covalon has developed a process for solubilizing silver lactate so that silver ions can be stored and released efficiently. Silver ions are acknowledged to be effective where many antibiotics are not. Covalon has developed a stabilized silver ion - PCA Complex.

**11. Projects Under Development** (continued)

**Project C - Wound Dressing**

Infection is one of the leading causes of failed wound healing for burns, ulcers and surgical wounds. These infections can lead to death and the cost to the healthcare system of curing these infections is estimated to run into the billions of dollars. Covalon has developed a wound dressing capable of sustained delivery of anti-microbials and other therapeutics to the wound site. Patent applications have been filed for the dressing. Covalon has extensively tested this product during the course of the last two years and has now filed for FDA approval. Covalon has entered into production agreements.

**Project D - Antimicrobial Molecular Coating**

Adhesion of bacteria to medical devices is a major cause of hospital-acquired infections. These infections can lead to death and cause significant costs to the health care system. Covalon has developed and patented a new coating for medical devices that is capable of sustained delivery of anti-microbial agents (eg. silver ions). This technology was extensively tested in 2000-2001. Scientific results were presented at the American Urologist Association (AUA) meeting in 2001. A US patent has been issued.

**Project E - Molecular Coating: Drug Delivery**

Insertion of invasive medical devices may lead to infection-related complications arising from adhesion of microbes to the surface of the device. Covalon has developed a polymeric molecular coating to which the well-known anti-microbial agent, silver ions, antibiotics, antiinflamatories, etc can bind to provide anti-microbial action on the surface and reduce adverse reactions. Antibiotics can also be bound to the modified surface, either alone or in combination with silver ions to improve the anti-microbial properties. US patent for this technology has been issued as US patent number 6808738.

**Project F - Tissue Regeneration Scaffold**

Covalon has found that denatured porcine collagen when treated with alginate and crosslinked using our standard crosslinking technology of carbodiimide and hydroxysuccinimide yields a matrix that has the unusual property of increased flexibility and increased tensile strength. The matrix provides great potential for access to internal wound dressings and tissue regeneration aspects. Significant research remains to be done to confirm the material properties of this material. Covalon has cultured animal cells on the scaffold and are evaluating the scaffold for human cell growth. US provisional patent applications have been filed.

## Covalon Technologies Inc. (formerly Uroteq Inc.)
### (a development stage company)
## Schedules of Costs Incurred for Projects Under Development

| | For the Year Ended September 30 2004 | For the Year Ended September 30 2003 | For the Year ended September 30 2002 | Cumulative from Inception of July 7, 1993 to September 30 2004 |
|---|---|---|---|---|
| **Project A** | | | | |
| Research costs expensed | $ - | $ - | $ - | $ 26,200 |
| Deferred development costs | | | | |
| Balance, beginning of year | $ - | $ 38,702 | $ 50,755 | $ - |
| Additions | - | 1,516 | - | 40,218 |
| Investment tax credits | - | (21,107) | (12,053) | (21,107) |
| Write-down of costs | - | (19,111) | - | (19,111) |
| Balance, end of year | $ - | $ - | $ 38,702 | $ - |
| **Project B** | | | | |
| Research costs expensed | $ - | $ - | $ - | $ 20,989 |
| Deferred development costs | | | | |
| Balance, beginning of year | $ 11,173 | $ 27,774 | $ 13,763 | $ - |
| Additions | - | - | 14,011 | 27,774 |
| Investment tax credits | - | (16,601) | - | (16,601) |
| Balance, end of year | $ 11,173 | $ 11,173 | $ 27,774 | $ 11,173 |
| **Project C** | | | | |
| Research costs expensed | $ - | $ - | $ - | $ - |
| Deferred development costs | | | | |
| Balance, beginning of year | $ 463,956 | $ 541,764 | $ 382,130 | $ - |
| Additions | 179,475 | 241,853 | 159,634 | 963,092 |
| Investment tax credits | (59,938) | (319,661) | - | (379,599) |
| Balance, end of year | $ 583,493 | $ 463,956 | $ 541,764 | $ 583,493 |
| **Project D** | | | | |
| Research costs expensed | $ - | $ - | $ - | $ 30,000 |
| Deferred development costs | | | | |
| Balance, beginning of year | $ 284,986 | $ 458,293 | $ 317,866 | $ - |
| Additions | 391,649 | 27,143 | 140,427 | 877,085 |
| Investment tax credits | (113,883) | (200,450) | - | (314,333) |
| Balance, end of year | $ 562,752 | $ 284,986 | $ 458,293 | $ 562,752 |
| **Project E** | | | | |
| Research costs expensed | $ - | $ - | $ - | $ - |
| Deferred development costs | | | | |
| Balance, beginning of year | $ 301,820 | $ 186,130 | $ 13,057 | $ - |
| Additions | 43,856 | 331,199 | 173,073 | 561,185 |
| Investment tax credits | $ (11,988) | (215,509) | - | (227,497) |
| Balance, end of year | $ 333,688 | $ 301,820 | $ 186,130 | $ 333,688 |
| **Project F** | | | | |
| Research costs expensed | $ - | $ - | $ - | $ - |
| Deferred development costs | | | | |
| Balance, beginning of year | $ 2,340 | $ - | $ - | $ - |
| Additions | 46,419 | 4,000 | - | 50,419 |
| Investment tax credit | (13,986) | (1,660) | - | (15,646) |
| Balance, end of year | $ 34,773 | $ 2,340 | $ - | $ 34,773 |
| **Total research costs expensed** | $ - | $ - | $ - | $ 77,189 |
| **Total deferred development costs** | $ 1,525,879 | $ 1,064,275 | $ 1,252,663 | $ 1,525,879 |

# SEDER CAPITAL CORP.

FINANCIAL STATEMENTS

OCTOBER 31, 2004

# SEDER CAPITAL CORP.

## FINANCIAL STATEMENTS

## OCTOBER 31, 2004

## TABLE OF CONTENTS

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
TORONTO, MONTREAL, OTTAWA

SLF

AUDITORS' REPORT

To the Directors of
Seder Capital Corp.

We have audited the balance sheet of Seder Capital Corp. (the "Company") as at October 31, 2004 and the statements of operations and deficit and cash flows for the period from April 28, 2004 (date of incorporation) to October 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2004 and the results of its operations and the changes in its financial position for the period from April 28, 2004 (date of incorporation) to October 31, 2004 in accordance Canadian generally accepted accounting principles.

Schwartz Levitsky Feldman llp

Toronto, Ontario
November 8, 2004

Chartered Accountants

1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel: 416 785 5353
Fax: 416 785 5663

# SEDER CAPITAL CORP.
## Balance Sheet
## As at October 31, 2004

| | |
|---|---|
| **ASSETS** | |
| CURRENT ASSETS | |
| Cash and cash equivalents | $ 1,723,158 |
| Interest receivable | 5,080 |
| Deferred costs (note 4) | 101,063 |
| | $ 1,829,301 |
| **LIABILITIES** | |
| CURRENT LIABILITIES | |
| Accounts payable and accrued liabilities | $ 67,985 |
| **SHAREHOLDERS' EQUITY** | |
| CAPITAL STOCK (note 3) | 1,775,863 |
| CONTRIBUTED SURPLUS | 20,417 |
| DEFICIT | (34,964) |
| | 1,761,316 |
| | $ 1,829,301 |

The accompanying notes are an integral part of these financial statements.

APPROVED ON BEHALF OF THE BOARD

*"G. Michael Newman"* Director

*"Brian Patrick Vallesi"* Director

# SEDER CAPITAL CORP.

## Statement of Operations and Deficit
## For the period from April 28, 2004 (date of incorporation) to October 31, 2004

| | | |
|---|---|---|
| INTEREST INCOME | $ | 5,080 |
| EXPENSES | | |
| Stock compensation | | 20,417 |
| Professional fees | | 19,501 |
| Bank charges and interest | | 126 |
| NET LOSS AND DEFICIT, END OF PERIOD | $ | (34,964) |
| Loss per share, basic and diluted | | (0.01) |
| Weighted average number of shares outstanding | | 2,757,752 |

The accompanying notes are an integral part of these financial statements.

# SEDER CAPITAL CORP.

## Statement of Cash Flows

## For the period from April 28, 2004 (date of incorporation) to October 31, 2004

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net loss | $ | (34,964) |
| Stock compensation | | 20,417 |
| Increase in interest receivable | | (5,080) |
| Increase in accounts payable and accrued liabilities | | 67,985 |
| | | 48,358 |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Deferred costs incurred | | (101,063) |
| Share capital issued for cash (net of share issue costs) | | 1,775,863 |
| INCREASE IN CASH AND CASH EQUIVALENTS | | 1,674,800 |
| Cash and cash equivalents, beginning of period | | - |
| CASH AND CASH EQUIVALENTS, END OF PERIOD | $ | 1,723,158 |

Comprised as follows:

| | | |
|---|---|---|
| Cash | $ | 73,158 |
| Guaranteed Investment Certificates | | 1,650,000 |
| | $ | 1,723,158 |

*The accompanying notes are an integral part of these financial statements.*

# SEDER CAPITAL CORP.

Notes to Financial Statements
October 31, 2004

1. NATURE OF OPERATIONS AND FUTURE OPERATIONS

Seder Capital Corp. (the "Company"), a Capital Pool Company ("CPC"), is an issuer that is listed on the TSX Venture Exchange Inc. (the "Exchange") in accordance with Policy 2.4 of the Exchange (the "Policy"). The Company was incorporated pursuant to the provisions of the Business Corporations Act (Ontario) on April 28, 2004. The Exchange's CPC program was designed as a corporate finance vehicle to provide businesses with an opportunity to obtain financing earlier in their development than might be possible with a regular initial public offering ("IPO"). The CPC program permits an IPO to be conducted and an Exchange listing to be achieved by a newly created company which, other than cash, has no assets and has no business or operations. The Company then uses this pool of funds to identify and evaluate assets or businesses to be acquired subject to the approval of the Exchange which would constitute significant assets and the acquisition of which would constitute a "Qualifying Transaction" (as defined pursuant to the Policy) under the CPC program of the Exchange. The completion of a Qualifying Transaction by the Company will, ultimately, result in the Company obtaining a listing as a regular Tier 1 or Tier 2 Issuer (as defined in the policies of the Exchange) on the Exchange. The operations of the Company were funded by the issuance of shares. The continued operations of the Company is dependent on its ability to complete the Qualifying Transaction and generate profitable operations in the future. The gross proceeds raised from the IPO may only be used to identify and evaluate a Qualifying Transaction, with the exception that the lesser of 30% of the gross proceeds and $300,000 may be used to cover prescribed costs of issuing the common shares in the capital of the Company (the "Common Shares") or administrative and general expenses of the Company.

The Company's Common Shares commenced trading on the Exchange under the symbol SCP.P on September 3, 2004.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

b) Earning (Loss) Per Share

The Company has adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to the calculation of earnings per share. Earnings/(loss) per share figures have been calculated based on the weighted average number of shares outstanding during the period. Diluted net earnings per share is calculated based on the weighted average number of Common Shares outstanding during the period, plus the effects of dilutive potential Common Shares, such as options and warrants, outstanding during the period. This method requires that diluted net earnings per share be calculated using the treasury stock method, as if all dilutive potential Common Shares had been exercised at the later of the beginning of the reporting period or date of issuance, and that the funds obtained thereby were used to purchase Common Shares of the Company at the average trading price of the Common Shares during the period.

c) Stock Compensation

The Company has adopted section 3870 issued by the CICA in respect of stock based compensation and other stock based payments. The standard requires the recognition of a compensation expense for grants of stock, stock options, and other equity instruments based on the estimated fair value of the instruments at the grant date.

3. CAPITAL STOCK

a) Authorized

An unlimited number of Common shares without par value

b) Issued

| | | |
|---|---|---|
| 7,033,325 | Common shares | $ 1,775,863 |

d) Changes to issued shares capital

i) On April 28, 2004 the Company issued 666,668 Common Shares at a price of $0.15 per share for gross proceeds of $100,000.

ii) On July 23, 2004 the Company issued, 66,667 Common Shares at a price of $0.15 per share for gross proceeds of $10,000.

iii) On September 1, 2004, the Company completed its IPO by issuing 6,299,990 Common Shares at a price of $0.30 per share for gross proceeds of $1,889,997. In connection with the IPO, the Company incurred share issue costs of $224,134 which has been recorded as a reduction of share capital.

3. CAPITAL STOCK (cont'd)

d) Escrowed Shares

All of the 733,335 Common Shares issued prior to the IPO and all Common Shares that may be acquired from treasury of the Company by Non Arm's Length Parties, as defined in the policies of the Exchange, prior to completion of the Qualifying Transaction will be deposited with the trustee under the escrow agreement.

All Common Shares acquired on exercise of stock options prior to completion of the Qualifying Transaction, must also be deposited in escrow until the final exchange bulletin is issued by the Exchange

All Common Shares of the Company acquired in the secondary market prior to the completion of a Qualifying Transaction by a Control Person, as defined in the policies of the Exchange, are required to be deposited in escrow. Subject to certain permitted exemptions, all securities of the Company held by principals of the resulting issuer will also be escrowed.

All Common Shares deposited in escrow and to be released subject to completion of a Qualifying Transaction will be cancelled upon the issuance of an Exchange bulletin delisting the Common Shares.

e) Incentive Stock Options

On September 1, 2004, the Company granted incentive stock options to its directors and officers to purchase an aggregate of 703,332 Common Shares at an exercise price of $0.30 per Common Share, exercisable for a period of five years from the date granted.

f) Options Granted to Agents

On September 1, 2004, the Company granted Research Capital Corporation, First Associates Investments Inc., and Canaccord Capital Corporation (collectively, the "Agents"), options to purchase up to an aggregate of 503,999 Common Shares at a price of $0.30 per Common share. These options will be available for exercise until September 1, 2005.

4. QUALIFYING TRANSACTION

On September 15, 2004, the Company signed an arm's length letter of intent (the "Letter of Intent") with Covalon Technologies Inc. ("Covalon") to acquire all of the issued and outstanding securities of Covalon. Upon execution of the Letter of Intent, the Company provided a non-refundable payment of $25,000 to Covalon in accordance with the provisions of the Policy. In addition, the Company has incurred legal costs of $42,893 and paid a sponsorship fee of $25,000 plus GST and $6,000 plus GST on deposit of the sponsor's reasonable legal fees pursuant to the Qualifying Transaction.

SEDER CAPITAL CORP.
Notes to Financial Statements
October 31, 2004

5. SUBSEQUENT EVENT

On November 5, 2004, the Company and Covalon entered into an acquisition agreement formalizing the agreement of the Company and Covalon pursuant to the terms of the Letter of Intent.

BDO

**BDO Dunwoody LLP**
Chartered Accountants
and Advisors

Royal Bank Plaza
P.O. Box 32
Toronto, Ontario, Canada M5J 2J8
Telephone: (416) 865-0200
Telefax: (416) 865-0887

# Compilation Report
# On the Pro Forma Financial Statement

**To the Directors of Covalon Technologies Inc.**
**and Seder Capital Corp.**

We have read the accompanying unaudited pro forma balance sheet of Seder Capital Corp. (the "Corporation") as at October 31, 2004 and have performed the following procedures:

1. Compared the figures in the columns captioned Seder Capital Corp. ("Seder") to the audited financial statements of Seder as at October 31, 2004, and found them to be in agreement

2. Compared the figures in the columns captioned Covalon Technologies Inc. ("Covalon") to the audited financial statements of Covalon as at September 30, 2004, and found them to be in agreement.

3. Made enquiries of certain officials of Covalon who have responsibility for financial and accounting matters about:
   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma financial statements comply as to form in all material respects with regulatory requirements.

   The officials:
   (a) described to us the basis for determination of the pro forma adjustments; and
   (b) stated that the pro forma statements comply as to form in all material respects with regulatory requirements.

4. Read the notes to the pro forma statement, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Seder Capital Corp." and "Covalon Technologies Inc." as October 31, 2004, and found the amounts in the column captioned "Pro Forma Balance Sheet" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) *"BDO DUNWOODY LLP"*

Chartered Accountants

Toronto, Ontario
November 15, 2004

# Seder Capital Corp.
# Pro Forma Balance Sheet
# (Unaudited)

| | | Seder Capital Corp. October 31 2004 (Audited) | | Covalon Technologies Inc. September 30 2004 (Audited) | | | Pro-Forma Transactions Note 3 (Unaudited) | | Pro-Forma Balance Sheet (Unaudited) |
|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | |
| **Current** | | | | | | | | | |
| Cash | $ | 1,723,158 | $ | 691,653 | (e) | $ | (200,000) | $ | 2,214,811 |
| Accounts receivable | | - | | 51,557 | | | - | | 51,557 |
| Interest receivable | | 5,080 | | - | | | - | | 5,080 |
| Refundable investment tax credits | | - | | 199,794 | | | - | | 199,794 |
| Prepaid expenses | | - | | 35,266 | | | - | | 35,266 |
| Deferred financing costs | | 101,063 | | 38,176 | (d) | | (38,176) | | - |
| | | | | | (f) | | (101,063) | | |
| | | 1,829,301 | | 1,016,446 | | | (339,239) | | 2,506,508 |
| **Capital assets** | | - | | 228,635 | | | - | | 228,635 |
| **Other assets** | | - | | 188,606 | | | - | | 188,606 |
| **Deferred development costs** | | - | | 1,525,880 | | | - | | 1,525,880 |
| | $ | 1,829,301 | $ | 2,959,567 | | $ | (339,239) | $ | 4,449,629 |
| **Liabilities and Shareholders' Equity** | | | | | | | | | |
| **Current** | | | | | | | | | |
| Accounts payable and accrued liabilities | $ | 67,985 | $ | 372,148 | (c) | $ | 200,000 | $ | 440,133 |
| | | | | | (e) | | (200,000) | | |
| Convertible debentures | | | | 1,337,059 | (d) | | (1,337,059) | | |
| Loans payable | | - | | 220,000 | | | - | | 220,000 |
| | | 67,985 | | 1,929,207 | | | (1,337,059) | | 660,133 |
| **Shareholders' equity** | | | | | | | | | |
| Share capital (Note 4) | | 1,775,863 | | 6,213,312 | (a) | | 336,096 | | 9,072,031 |
| | | - | | - | (a) | | (336,096) | | |
| | | | | | (b) | | 120,000 | | |
| | | | | | (c) | | (34,964) | | |
| | | | | | (c) | | (200,000) | | |
| | | | | | (d) | | (38,176) | | |
| | | | | | (d) | | 1,337,059 | | |
| | | | | | (f) | | (101,063) | | |
| Contributed surplus | | 20,417 | | - | | | - | | 20,417 |
| Surplus/(deficit) | | (34,964) | | (5,182,952) | (b) | | (120,000) | | (5,302,952) |
| | | | | | (c) | | 34,964 | | |
| | | 1,761,316 | | 1,030,360 | | | 997,820 | | 3,789,496 |
| | $ | 1,829,301 | $ | 2,959,567 | | $ | (339,239) | $ | 4,449,629 |

The accompanying notes are an integral part of the pro-forma consolidated balance sheet.

# Seder Capital Corp.
# Notes to Pro Forma Financial Statement
# (Unaudited)

October 31, 2004

## 1. Basis of Presentation

The pro forma consolidated balance sheet has been prepared by management from the audited balance sheet as at September 30, 2004 of Covalon Technologies Inc. ("Covalon") and the audited balance sheet as at October 31, 2004 of Seder Capital Corp. ("Seder") for inclusion in the Take Over Bid Circular (the "Take Over Circular") dated November 2004.

The pro forma balance sheet is based on the purchase of Covalon by Seder referred to in Note 2 and the pro forma transactions referred to in Note 3 should be read in conjunction with the financial statements of Covalon and Seder included elsewhere in the Take Over Circular.

## 2. Basis of Accounting

On September 15, 2004, pursuant to a letter of intent, Seder agreed to acquire all of the issued and outstanding shares of Covalon by way of share exchange (the "Transaction"). The Transaction is subject to the approval of the TSX Venture Exchange. The Corporation will now operate under the name Covalon Technologies Inc.

Pursuant to the proposed acquisition, holders of issued and outstanding common shares of Covalon shall receive 2.2 common shares of Seder for each share held. The convertible debentures (or the Covalon common shares issuable upon conversion of the debentures) will be exchanged for Seder common shares on the basis of approximately 3,384 Seder common shares and 769 Seder warrants for every $1,000 principal amount of debentures held. Holders of Covalon Series I and Series II warrants shall receive one Series I and one Series II warrant of Seder for each Series I and Series II warrant held. Holders of options of Covalon shall receive one option of Seder for each option held.

The transaction will result in the former shareholders of Covalon owning a majority of Seder. Accordingly, the purchase has been treated for accounting purposes as an acquisition of Seder by Covalon, referred to as a "reverse take-over"("RTO") . The transaction will be accounted for in accordance with EIC10 as a capital transaction resulting from the recapitalization of Covalon.

The pro forma balance sheet combines the Seder assets and liabilities acquired as follows:

| | |
|---|---|
| Cash | $ 1,723,158 |
| Current assets | 106,143 |
| | 1,829,301 |
| Liabilities assumed | (67,985) |
| | 1,761,316 |
| Deferred financing costs | (101,063) |
| Agents fee | (336,096) |
| Costs of completing the RTO | (200,000) |
| | 1,124,157 |
| Less: Contributed surplus | (20,417) |
| Consideration attributed to the common shares issued | $ 1,103,740 |

3. **Pro Forma Transactions**

The pro forma balance sheet gives effect to the following transactions as if they had occurred on October 31, 2004:

(a) Prior to the RTO, Covalon will pay an agent fee to Y&R Investment Capital Inc. equal to 4% of the issued and outstanding common shares of Covalon including the debentures converted as described in (d) below, representing 517,071 shares at $0.65 per share for a total of $336,096.
(b) Prior to the RTO, Covalon will issue 181,818 common shares at $0.66 per share as a non cash payment of a management bonus for a total of $120,000.
(c) The purchase referred to in Note 2 of 100% of the issued and outstanding shares, series I warrants, series II warrants and options of Covalon for 25,450,841 common shares of Seder, 1,580,149 series I warrants, 73,039 series II warrants and 312,500 options, net of an additional accrual for RTO costs of $200,000.
(d) Pursuant to the terms of the debentures held in Covalon, the debentures, representing 2,057,014 shares of Covalon, will be converted to 4,525,410 common shares of Seder and 1,028,466 Seder warrants. Professional fees of $38,176 related to the cost of issuing the debentures are netted against share capital on conversion of the debentures.
(e) The payment of the additional accrual in the amount of $200,000 being the estimated accrued cost of completing the RTO.
(f) The deferred financing costs relating to the Qualifying Transaction in the amount of $101,063 are netted against share capital.

4. **Share Capital**

Upon completion of the pro forma transactions referred to in Note 3, the Corporation's share capital will be as follows:

(a) Authorized

Unlimited number of Common Shares

(b) **(i) Issued - Common Shares of Covalon pre RTO**

| | Number of Shares | Stated Capital |
|---|---|---|
| Balance, September 30, 2004 | 10,869,675 | $ 6,213,312 |
| Debt settlement - agent fee | 517,071 | 336,096 |
| Non cash payment of management bonus | 181,818 | 120,000 |
| Pro forma balance pre RTO | 11,568,564 | $ 6,669,408 |

**(ii) Issued - Common Shares of Seder pre RTO**

| | Number of Shares | Stated Capital |
|---|---|---|
| Balance, October 31, 2004 pre RTO | 7,033,325 | $ 1,775,863 |

**(iii) Issued - Common Shares upon the RTO**

| | Number of Shares | Stated Capital |
|---|---|---|
| The pro forma share capital is comprised of the number of issued and outstanding Common Shares of Seder and the stated capital of Covalon | 7,033,325 | $ 6,669,408 |
| Issue of shares pursuant to debenture conversion | 4,525,410 | 1,337,059 |
| Less: Debenture issue costs | - | (38,176) |
| Common Shares issued on RTO (Note 2) | 25,450,841 | 1,103,740 |
| Issued Common Shares, September 30, 2004 | 37,009,576 | $ 9,072,031 |

At the time of closing the Transaction, there will be 1,580,149 series I Seder warrants, 1,101,505 series II Seder warrants, and 1,519,831 Seder options.

# COVALON TECHNOLOGIES INC.

DIRECTORS' CIRCULAR

recommending

ACCEPTANCE

of the Offer dated November 15, 2004 by

# SEDER CAPITAL CORP.

to purchase all of the Common Shares, Convertible Debentures, Warrants, Series II Warrants and Options

of

Covalon Technologies Inc.

The Board of Directors of Covalon Technologies Inc. unanimously recommends that Covalon Securityholders accept the Offer and tender their Common Shares, Convertible Debentures, Warrants, Series II Warrants and Options to the Offer prior to the Closing Date.

Dated November 15, 2004

## TABLE OF CONTENTS

## DIRECTORS' CIRCULAR

This Directors' Circular is issued by the board of directors (the "Board of Directors") of Covalon Technologies Inc. ("Covalon") in connection with the offer (the "Offer") by Seder Capital Corp. ("Seder") to purchase all of the outstanding common shares ("Covalon Shares"), convertible debentures ("Covalon Convertible Debentures"), warrants ("Covalon Warrants"), series II warrants ("Covalon Series II Warrants") and options ("Covalon Options") (collectively, the "Covalon Securities") from the holders thereof (the "Covalon Securityholders"), upon the terms and subject to the conditions set forth in the Offer and the offering circular (collectively, the "Offering Circular") of Seder dated November 15, 2004. The Offer expires at 12:00 midnight (Toronto time) on December 20, 2004, unless withdrawn, varied or extended. Reference is made to the Offering Circular for, among other things, details of the terms of the Offer and details of the conditions of the Offer.

## RECOMMENDATION OF THE BOARD OF DIRECTORS

Having considered the terms of the Offer and the acquisition agreement dated November 5, 2004 between Covalon and Seder (the "Acquisition Agreement"), the advice of its advisors and additional matters, the Board of Directors consisting of Michael Aron, Frank DiCosmo, Gary German, William Jackson and Jacques Lemmetti has unanimously determined that the Offer is in the best interests of Covalon and the Covalon Securityholders and recommends that Covalon Securityholders accept the Offer.

**The Board of Directors of Covalon unanimously recommends that Covalon Securityholders ACCEPT this Offer and tender their Covalon Securities to the Offer.**

## REASONS FOR RECOMMENDATION

In reaching its decision to recommend acceptance of the Offer, the Board of Directors considered a number of factors, including the following:

1. the terms of the Acquisition Agreement and the negotiations respecting the same; and

2. the enhanced liquidity for the Covalon Securityholders because Seder is a public company whose shares are listed for trading on the TSX Venture Exchange.

**Notwithstanding the recommendation of the Board of Directors that Covalon Securityholders accept the Offer, Covalon Securityholders should make their own decision whether to tender their Covalon Securities to the Offer and, if appropriate, should consult their own financial or legal advisors in making that decision.**

## SECURITIES EXCHANGE AGREEMENTS

Following the entering into of the Acquisition Agreement, certain Covalon Securityholders agreed to deposit pursuant to the Offer and not withdraw, on certain terms and conditions, 4,655,371 Covalon Shares, $1,012,059 principal amount of Covalon Convertible Debentures, 1,407,831 Covalon Warrants, 0 Covalon Series II Warrants and 350,000 Covalon Options, representing approximately 42.12% of the outstanding Covalon Shares, 75.69% of the outstanding principal amount of Covalon Convertible Debentures, 89.09% of the outstanding Covalon Warrants, 0% of the outstanding Covalon Series II Warrants and 21.15% of the outstanding Covalon Options, pursuant to agreements (the "Securities Exchange Agreements") with Seder and Covalon.

In addition, certain founding shareholders of Covalon and their principals have entered into a lock-up agreement with Seder (the "Founders' Lock-Up Agreement") with respect to 5,579,136 Covalon Shares, 127,318 Covalon Warrants and 1,170,000 Covalon Options, representing approximately 50.48% of the outstanding Covalon Shares, 8.06% of the outstanding Covalon Warrants and 70.69% of the outstanding Covalon Options. The same founding shareholders of Covalon have entered into an escrow agreement (the "Founders' Escrow Agreement") with Seder and Equity Transfer Services Inc. with respect to the common shares of Seder to be received by the founding shareholders in exchange for 5,100,000 of their Covalon Shares pursuant to the Offer.

Accordingly, as of the date hereof, an aggregate of 10,234,507 Covalon Shares (92.61% of the outstanding Covalon Shares), $1,012,059 principal amount of Covalon Convertible Debentures (75.69% of the outstanding principal amount of Covalon Convertible Debentures), 1,535,149 Covalon Warrants (97.15% of the outstanding Covalon Warrants), 0 Covalon Series II Warrants (0% of the outstanding Covalon Series II Warrants) and 1,520,000 Covalon Options (91.84% of the outstanding Covalon Options) have been irrevocably tendered to the Offer pursuant to the Securities Exchange Agreements and the Founders' Lock-Up Agreement. Certain of the Covalon Options will be surrendered by the holders thereof prior to the Closing Date and will not form part of the Securities Exchange.

## OWNERSHIP OF COVALON SECURITIES

The names of the directors and senior officers of Covalon and the respective numbers and percentages of Covalon Securities beneficially owned, or over which control or direction is exercised, as at the date hereof, by each director and senior officer of Covalon and, to the knowledge of the directors and senior officers of Covalon after reasonable enquiry, each associate of a director or senior officer of Covalon, by any person or company who beneficially owns, directly or indirectly, more than 10% of the equity securities of Covalon and by any person or company acting jointly or in concert with Covalon, are as follows:

| Name | Number of Covalon Shares (%) | Principal Amount of Covalon Convertible Debentures ($) (%) | Number of Covalon Warrants (%) | Number of Covalon Series II Warrants (%) | Number of Covalon Options (%) |
|---|---|---|---|---|---|
| John R. Allan(1)(2) | 2,245,610 (20.32%) | $0 (0.00%) | 0 (0.00%) | 0 (0.00%) | 0 (0.00%) |
| Michael Aron(3)(10) | 62,500 (0.57%) | $0 (0.00%) | 12,500 (0.79%) | 0 (0.00%) | 50,000 (3.16%) |
| Frank DiCosmo(4)(5)(10) | 2,522,482 (22.82%) | $0 (0.00%) | 130,155 (8.24%) | 0 (0.00%) | 500,000 (31.64%) |
| Valerio DiTizio(4)(6)(10) | 2,366,390 (21.41%) | $0 (0.00%) | 110,780 (7.01%) | 0 (0.00%) | 250,000 (15.82%) |
| Gary German(7)(10) | 31,250 (0.28%) | $0 (0.00%) | 6,250 (0.40%) | 0 (0.00%) | 150,000 (9.49%) |
| William Jackson(8)(9)(10) | 430,319 (3.93%) | $0 (0.00%) | 5,000 (0.57%) | 0 (0.00%) | 150,000 (9.49%) |
| Jacques Lemmetti | 0 (0.00%) | $0 (0.00%) | 0 (0.00%) | 0 (0.00%) | 0 (0.00%) |
| Smith, Vincent & Co. Ltd. | 1,730,001 (15.65%) | $0 (0.00%) | 615,385 (38.94%) | 0 (0.00%) | 0 (0.00%) |

**Notes:**

(1) John R. Allan and his spouse are the sole shareholders of Durimport Marine Limited which owns 2,215,610 Covalon Shares.

(2) John R. Allan owns 30,000 Covalon Shares directly.

(3) Michael Aron owns or controls 62,500 Covalon Shares and 12,500 Covalon Warrants through The Global Thinking Partnership. Mr. Aron also holds 50,000 Covalon Options directly.

(4) Frank DiCosmo, Valerio DiTizio and three other individuals are the sole shareholders of Biodel Systems Inc. which owns 2,326,390 Covalon Shares and 110,780 Covalon Warrants.

(5) Frank DiCosmo and his spouse own 105,183 Covalon Shares and 19,375 Covalon Warrants directly. Dr. DiCosmo and his spouse are the sole shareholders of 1346036 Ontario Inc. which owns 90,909 Covalon Shares. Dr. DiCosmo also holds 500,000 Covalon Options directly.

(6) Valerio DiTizio owns 40,000 Covalon Shares directly. Dr. DiTizio also holds 250,000 Covalon Options directly.

(7) Gary German owns or controls 31,250 Covalon Shares, 6,250 Covalon Warrants and 100,000 Covalon Options through Resource Management Services Inc. Mr. German also holds 50,000 Covalon Options directly.

(8) William Jackson is the sole shareholder of 638324 Ontario Inc. and 948284 Ontario Inc. which own 90,909 and 339,410 Covalon Shares respectively. 948284 Ontario Inc. also holds 5,000 Covalon Warrants.

(9) Mr. Jackson holds 150,000 Covalon Options directly.

(10) All options held by officers and directors will be surrendered for cancellation prior to the closing of the Offer.

## INTENTIONS WITH RESPECT TO THE OFFER

To the knowledge of the directors and senior officers of Covalon, after reasonable inquiry, the directors and senior officers of Covalon, and the persons and companies beneficially owning, directly or indirectly, more than 10% of the equity securities of Covalon and, their respective associates and any person or company acting jointly or in concert with Covalon, have accepted, or intend to accept, the Offer in respect of all of the Covalon Securities that such persons beneficially own, directly or indirectly, or over which such persons may exercise control of direction. See "Securities Exchange Agreements".

## OWNERSHIP OF SECURITIES OF SEDER

None of Covalon, the directors or senior officers of Covalon or, to the knowledge of the directors and senior officers of Covalon, after reasonable enquiry, any associate of a director or senior officer of Covalon, any person or company who beneficially owns, directly or indirectly, more than 10% of the equity securities of Covalon, or any person or company acting jointly or in concert with Covalon, beneficially owns, directly or indirectly, or exercises control or direction over, any securities of Seder.

## RELATIONSHIP BETWEEN SEDER AND THE DIRECTORS AND SENIOR OFFICERS OF COVALON

Other than as set out below, there are no arrangements, agreements, commitments or understandings made, or proposed to be made, between Seder and any of the directors or senior officers of Covalon and no payments or other benefits are proposed to be made or given by Seder by way of compensation for loss of office or as to such directors or senior officers remaining in or retiring from office if the Offer is successful. Seder has agreed with Covalon that the officers of Covalon will become the officers of Seder and that in accordance with the terms of the Acquisition Agreement Covalon will propose a slate of directors for Seder that includes Michael Aron, Frank DiCosmo, Gary German, William Jackson, Jacques Lemmetti and G. Michael Newman. As at the date hereof, there are no directors or senior officers of Covalon who are also directors or senior officers of Seder. G. Michael Newman is currently a director and officer of Seder.

## AGREEMENTS BETWEEN COVALON AND THE DIRECTORS AND SENIOR OFFICERS OF COVALON

There are no arrangements, agreements, commitments or understandings made, or proposed to be made, between Covalon and any of its directors or senior officers pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.

The directors and officers of Covalon have agreed to surrender all Covalon Options held by them and will be eligible to participate in Seder's option plan anticipated to be adopted following completion of the Offer.

## INTERESTS OF DIRECTORS, SENIOR OFFICERS AND OTHERS IN MATERIAL TRANSACTIONS WITH SEDER

Other than the letter of intent dated September 15, 2004 between Seder and Covalon, the Acquisition Agreement, the Securities Exchange Agreements, the Founders' Lock-Up Agreement, the Founders' Escrow Agreement and the arrangements disclosed therein, none of the directors or senior officers of Covalon or their associates or to the knowledge of the directors and senior officers, after reasonable enquiry, any person or company who beneficially owns, directly or indirectly, more than 10% of the equity securities of Covalon have any interest in any material transaction to which Seder is a party.

## TRADING IN SECURITIES OF COVALON BY COVALON AND DIRECTORS AND SENIOR OFFICERS OF COVALON

Neither Covalon nor any of the directors or senior officers of Covalon, nor, to the knowledge of such directors or senior officers of Covalon, after reasonable inquiry, any of the associates of such directors or senior officers of Covalon, any person or company beneficially owning, directly or indirectly, more than 10% of the equity securities of Covalon, or any person or company acting jointly or in concert with Covalon, has traded in any securities of Covalon during the six-month period preceding the date hereof except as disclosed below:

| Vendor or Issuer | Purchaser or Subscriber | Date of Issue or Trade | Description of Securities | Number of Securities | Issue Price or Price Per Security |
|---|---|---|---|---|---|
| Covalon | 9 Subscribers | May 14, 2004 | Convertible Debentures | N/A | $508,500 |
| Covalon(1) | 1 Subscriber | May 19, 2004 | Common Shares | 12,308 | $0.65 |
| Covalon | 7 Subscribers | June 15, 2004 | Convertible Debentures | N/A | $290,345 |
| Covalon | 19 Subscribers | August 1, 2004 | Convertible Debentures | N/A | $320,500 |
| Covalon | 21 Subscribers | August 20, 2004 | Convertible Debentures | N/A | $217,714 |
| Covalon | 4 Subscribers | September 20, 2004 | Units(2) | 146,078 | $0.65 |
| Covalon(3) | Frank DiCosmo | November 10, 2004 | Common Shares | 90,909 | $0.66 |
| Covalon(3) | William Jackson | November 10, 2004 | Common Shares | 90,909 | $0.66 |

**Notes:**

(1) Common shares issued in lieu of cash to pay for research services.

(2) Units consist of one common share and one-half of a common share purchase warrant, each whole common share purchase warrant entitling the holder to acquire one common share at an exercise price of $0.80 per share on or prior to the earlier of five (5) years from the date of issue or eighteen (18) months after certain defined liquidity events.

(3) Common shares were issued to companies associated with Dr. DiCosmo and Mr. Jackson in lieu of cash in respect of bonuses for the 2004 fiscal year.

No Covalon Shares, securities convertible into Covalon Shares, Covalon Warrants, Covalon Series II Warrants and Covalon Options have been issued to the directors or senior officers of Covalon during the two-year period preceding the date hereof, except as disclosed below:

| Name | Date Issued | Description of Securities | Number of Securities | Issue/Exercise Price per Security |
|---|---|---|---|---|
| Frank DiCosmo | January 7, 2004 | Units(1) | 10,000 | $0.65 |
| Frank DiCosmo(2) | November 10, 2004 | Common Shares | 90,909 | $0.66 |
| William Jackson(2) | November 10, 2004 | Common Shares | 90,909 | $0.66 |

**Notes:**

(1) Units consist of one common share and one common share purchase warrant, each whole common share purchase warrant entitling the holder to acquire one common share at an exercise price of $0.80 per share on or prior to the earlier of December 10, 2005 or ninety (90) days after certain defined liquidity events. Dr. DiCosmo purchased the units pursuant to a rights offering made to all Covalon shareholders.

(2) Common shares were issued to companies associated with Dr. DiCosmo and Mr. Jackson in lieu of cash in respect of bonuses for the 2004 fiscal year.

## OTHER TRANSACTIONS

Except as otherwise described or referred to herein, Covalon has not entered into any transaction, agreement in principle or signed contract or passed any board resolution in response to the Offer, nor are there any negotiations underway in response to the Offer which relate to, or would result in, an extraordinary transaction such as a merger or reorganization involving Covalon, the purchase, sale or transfer of a material amount of assets by Covalon, an issuer bid for or other acquisition of securities by or of Covalon, or any material change in the present capitalization or dividend policy of Covalon.

## MATERIAL CHANGES IN THE AFFAIRS OF COVALON

Except as otherwise described or referred to herein or in the Offering Circular, the directors and senior officers of Covalon are not aware of any information that indicates any material change in the affairs, financial position or prospects of Covalon since September 30, 2004, the date of the last annual financial statements of Covalon other than the Acquisition Agreement, the Securities Exchange Agreements, the Founders' Lock-up Agreement and the Founders' Escrow Agreement described herein.

There is no information or matter not disclosed in this Directors' Circular but known to the Board of Directors, or senior officers of Covalon, which would reasonably be expected to affect the decision of Covalon Securityholders to accept or reject the Offer.

## STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides Covalon Securityholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such Covalon Securityholders. However, such rights must be exercised within prescribed time limits. Covalon Securityholders should refer to the applicable provisions of the securities legislation of their province for particulars of those rights or consult with a lawyer.

## APPROVAL OF DIRECTORS' CIRCULAR

The contents of this Directors' Circular have been approved and the delivery thereof authorized by the Board of Directors.

**CERTIFICATE**

Dated: November 15, 2004

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

**COVALON TECHNOLOGIES INC.**

On behalf of the Board of Directors

"*Gary E. German*"
GARY E. GERMAN
Director and Chairman

"*Frank DiCosmo*"
FRANK DICOSMO
Director and Chief Executive Officer